12027247

2011 ANNUAL REPORT

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to __________

Commission file no. 000-54369

Resource Real Estate Opportunity REIT, Inc.
(Exact name of registrant as specified in its charter)

Maryland	**27-0331816**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Crescent Drive, Suite 203, Navy Yard Corporate Center, Philadelphia, PA 19112
(Address of principal executive offices) (Zip code)

(215) 231-7050
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(a) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

There is no established market for the Registrant's shares of common stock. The Registrant is currently conducting its ongoing initial public offering of its shares of common stock pursuant to a Registration Statement on Form S-11, which shares are being sold at $10.00 per share, with discounts available for certain categories of purchasers. There were 8,383,637 shares of common stock held by non-affiliates at December 31, 2011, the last business day of the registrant's most recently completed fiscal year.

As of March 26, 2012, there were 10,503,848 outstanding shares of common stock of Resource Real Estate Opportunity REIT, Inc.

Registrant incorporates by reference portions of the Resource Real Estate Opportunity REIT, Inc. Definitive Proxy Statement for the 2012 Annual Meeting of Stockholders (Items 10, 11, 12, 13, and 14 of Part III) to be filed on or about April 30, 2012.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

**INDEX TO ANNUAL REPORT
ON FORM 10-K**

Forward-Looking Statements

Certain statements included in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expects," "intend," "may," "plan," "potential," "project," "should," "will" and "would" or the negative of these terms or other comparable terminology. Such statements are subject to the risks and uncertainties more particularly described under the caption "Risk Factors," in our Registration Statement on Form S-11 (File No. 333-160463), as amended. These risks and uncertainties could cause actual results to differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances after the date of this report, except as may be required under applicable law.

PART I

ITEM 1. BUSINESS

General

Resource Real Estate Opportunity REIT, Inc. is a Maryland corporation that was formed on June 3, 2009. As used herein, the terms "we," "our" and "us" refer to Resource Real Estate Opportunity REIT, Inc., a Maryland corporation, and Resource Real Estate Opportunity OP, LP, a Delaware limited partnership, and to its subsidiaries. We focus primarily on acquiring non-performing real estate loans and distressed real estate that is being sold at discounted prices. We have elected to be taxed as a real estate investment trust, or REIT, and to operate as a REIT beginning with our taxable year ended December 31, 2010. Our objectives are to preserve stockholder capital, realize growth in the value of our investments, increase cash distributions through increased cash flow from operations or asset sales, and enable stockholders to realize a return on their investments. As of December 31, 2011, we owned three multifamily properties, three non-performing loans, two performing loans, and one insignificant multifamily property, as described further in "Item 2. Properties" below. We intend to purchase a diversified portfolio of discounted U.S. commercial real estate and real estate-related debt that has been specifically discounted due to the effects of recent economic events and high levels of leverage on U.S. commercial real estate, including properties that may benefit from extensive renovations that may increase their long-term values.

We are externally managed by Resource Real Estate Opportunity Advisor, LLC, which we refer to as our Advisor, an indirect wholly owned subsidiary of Resource America, Inc., or RAI, a publicly traded company (NASDAQ: REXI) operating in the real estate, commercial finance and financial fund management and commercial finance sectors. To provide its services, the Advisor draws upon RAI, its management team and their collective investment experience. As a specialized asset manager, RAI seeks to develop investment funds for outside investors for which it provides asset management services, typically under long-term management and operating arrangements either through a contract with, or as the manager or general partner of, the sponsored fund. As of December 31, 2011, RAI managed over $13.3 billion in assets. As of December 31, 2011, that portfolio included real estate investments valued at nearly $1.6 billion, including both equity and debt instruments, which included approximately 16,000 multifamily residential units, and approximately 500,000 square feet of office, retail and industrial space.

Our Offerings

On September 15, 2009, we commenced a private placement offering to accredited investors for the sale of up to 5,000,000 shares of common stock at a price of $10 per share, with discounts available to certain categories of purchasers. The offering closed on June 9, 2010, at which time we had raised aggregate gross proceeds of $12.8 million, which resulted in the issuance of 1,283,727 common shares, including 20,000 shares purchased by our Advisor, and net proceeds of approximately $11.3 million after payment of approximately $1.5 million in syndication costs. Also, in conjunction with the private offering, we offered 5,000 shares of convertible stock at a price of $1 per share. Investors acquired 937 shares of the convertible stock; the Advisor purchased the remaining 4,063 shares.

On June 16, 2010, our Registration Statement on Form S-11 (File No. 333-160463), covering a primary public offering of up to 75,000,000 shares of common stock and a public offering pursuant to our distribution reinvestment plan of up to an additional 7,500,000 shares of common stock, was declared effective under the Securities Act of 1933, as amended (the "Securities Act"), and we commenced our initial public offering, which is on-going. We engaged an affiliate of our Advisor, Resource Securities, Inc. (previously Chadwick Securities, Inc.), or Resource Securities, to serve as the dealer manager of the offering. Pursuant to a dealer manager agreement, we are offering shares of our common stock in our primary offering for $10 per share, with discounts available to certain categories of investors. We are also offering shares pursuant to our distribution reinvestment plan at a purchase price equal to $9.50 per share. As of December 31, 2011, a total of 7,170,442 shares of common stock had been issued in connection with our public offering, resulting in approximately $71.4 million of gross offering proceeds. All of these offering proceeds were raised in the primary portion of our public offering, as we have not issued any shares under our distribution reinvestment plan. This share total includes 210,711 issued to stockholders as stock distributions and is less 4,500 shares redeemed by the Advisor.

Our Business Strategy

Our business strategy has a particular focus on multifamily assets, although we may also purchase interests in other types of commercial property assets consistent with our investment objectives. Our targeted portfolio will consist of commercial real estate assets, principally (i) non-performing or distressed loans, including but not limited to first- and second-priority mortgage loans, mezzanine loans, B-Notes and other loans, (ii) real estate owned by financial institutions, or REO, usually as a result of foreclosure, (iii) value-add multifamily rental properties, (iv) discounted investment grade commercial mortgage-backed securities, and (v) other real estate related assets we purchase either directly or with a co-investor or joint venture partner. We anticipate holding approximately 55% of our total assets in categories (i) and (ii) listed above, 15% of our total assets in category (iii) and 30% of our assets in category (iv). We seek to acquire these assets at a discount to their perceived value and we may sell or refinance them when market conditions warrant. With respect to the discounted loans, we may negotiate full or discounted payoffs with the borrowers, restructure the loans or acquire title to the underlying properties through receipt of a deed in lieu or through a foreclosure proceeding. With respect to value-add properties, selected REO properties and properties we acquire or control through foreclosure or restructuring, we expect to enhance their value by instituting significant renovations to update their appearance, aggressively marketing them and increasing occupancy in order to realize significant capital appreciation and increase current income. Upon stabilization, we may refinance or sell the properties. We expect to hold any commercial mortgage-backed securities until their maturity, a beneficial selling opportunity presents itself, or the earlier liquidation of our assets.

With respect to our real estate-related debt investments, we are focused on acquiring loans with an acquisition cost of between $5 and $100 million that are secured directly or indirectly by multifamily rental or other properties. We plan on acquiring these non-performing and distressed loans on a discounted basis. To the extent that we foreclose on the loan and acquire the underlying property, we plan to reposition the property to enhance its value and, as a result, our portfolio.

We believe the continued disruption in the commercial real estate and credit markets that began with the 2007 economic downturn and parallel credit crisis presents an attractive environment to acquire U.S. commercial real estate related debt. Our Advisor, its predecessors and its affiliates have over 20 years of experience in acquiring, managing and disposing of real estate assets. We believe our extensive experience in discounted real estate assets and multifamily rental properties along with our proven experience sponsoring a publicly traded REIT and our long standing contacts in the financial services industry distinguish us from our competitors.

Our Operating Policies and Strategies

Our Advisor has the primary responsibility for the selection of investments, the negotiation of these investments, and financing, asset-management and disposition decisions. A majority of our Board of Directors and a majority of the Conflicts Committee, which includes only our three independent directors, approves all proposed real estate property investments and certain significant real estate related debt investments. Our Board of Directors meets regularly to monitor the execution of our investment strategies and our progress in achieving our investment objectives.

We may use leverage for our acquisitions in the form of both REIT level financing and individual investment financing. Such financing, both at the REIT level and at the individual investment level, may also be obtained from the seller of an investment. Although there is no limit on the amount we can borrow to acquire a single real estate investment, we may not leverage our assets with debt financing such that our total liabilities exceed 75% of the aggregate value of our assets unless a majority of our independent directors finds substantial justification for borrowing a greater amount.

Our Advisor and our Property Manager

Our Advisor manages our day-to-day operations and our portfolio of real estate investments, and provides asset management, marketing, investor relations, and other administrative services on our behalf, all subject to the supervision of our Board of Directors. Our Advisor has invested over $518,000 in us and as of December 31, 2011, it owned 51,733 shares of our common stock and 49,063 shares of our convertible stock. Under certain circumstances, the convertible shares may be converted into shares of our common stock. In order to more closely align our investment objectives and goals with those of our Advisor, prior to the termination of our initial public offering, our Advisor has agreed to invest 1% of the first $250.0 million invested in us by non-affiliated investors, or up to $2.5 million.

Through our Advisor, we have a management agreement with Resource Real Estate Opportunity Manager, LLC, an affiliate of our Advisor, or the Manager, to provide property management services, as applicable, for most of the properties or other real estate related assets, in each case where our Advisor is able to control the operational management of such properties. Our Manager may subcontract with an affiliate or third party to provide day–to-day property management, construction management and/or other property specific functions as applicable for the properties it manages. Our Manager also manages our real estate-related debt investments.

Resource Real Estate Management, Inc. d/b/a "Resource Residential," an affiliate of RAI, is a property management company that as of December 31, 2011, managed over 50 multifamily rental properties in 13 states with over 14,000 units. Resource Residential has over 400 employees. The senior managers and employees of Resource Residential, acting through Resource Real Estate Opportunity Manager, assist in providing property management as well as construction management services to us. Resource Real Estate Opportunity Manager has subcontracted with Resource Residential to manage some of the real estate investments that we own.

Distributions

Our Board of Directors declared four stock distributions of 0.015 shares each of our common stock, or 1.5% per distribution of each outstanding share of common stock, to our stockholders of record at the close of business on February 28, May 31, August 31, and November 1, 2011. These shares were distributed on March 15, June 15, September 15, 2011, and January 13, 2012, respectively.

Competition

We believe that the current market for properties that meet our investment objectives is extremely competitive and many of our competitors have greater resources than we do. We believe that our multifamily communities are suitable for their intended purposes and adequately covered by insurance. There are a number of comparable properties located in the same submarkets that might compete with them. We compete with numerous other entities engaged in real estate investment activities, including individuals, corporations, banks and insurance company investment accounts, other REITs, real estate limited partnerships, the U.S. Government and other entities, to acquire, manage and sell real estate properties and real estate related assets. Many of our expected competitors enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investments may increase.

Environmental

As an owner of real estate, we are subject to various environmental laws of federal, state and local governments. Compliance with existing laws has not had a material adverse effect on our financial condition or results of operations, and management does not believe it will have such an impact in the future. However, we cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on properties in which we hold an interest, or on properties that may be acquired directly or indirectly in the future.

Employees and Economic Dependency

We have no paid employees. The employees of our Advisor or its affiliates provide management, acquisition, advisory and certain administrative services for us. We are dependent on our Advisor and our dealer manager for certain services that are essential to us, including the sale of our shares in our ongoing initial public offering; the identification, evaluation, negotiation, purchase and disposition of properties and other investments; management of the daily operations of our portfolio; and other general and administrative responsibilities. In the event that these affiliated companies are unable to provide the respective services, we will be required to obtain such services from other sources.

Access to Company Information

We electronically file our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports with the United States Securities and Exchange Commission ("SEC"). The public may read and copy any of the reports that are filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800)-SEC-0330. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically.

We make available, free of charge, by responding to requests addressed to our investor relations group, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports on our website, www.resourcereit.com. These reports are available as soon as reasonably practicable after such material is electronically filed or furnished to the SEC.

ITEM 1A. RISK FACTORS

Risk factors have been omitted as permitted under rules applicable to smaller reporting companies.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Real Estate Investments

As of December 31, 2011, we owned four multifamily properties encompassing approximately 740,000 rentable square feet. We acquired these properties from third parties unaffiliated with us or our Advisor. The following is a summary of our real estate properties as of December 31, 2011:

Multifamily Community Name	City and State	Number of Units	Date of Acquisition	Purchase Price (1)	Year of Construction	Average Unit Size (Sq. Ft.)	Physical Occupancy Rate (2)	Effective monthly Rental Revenue per Unit (3)
Iroquois Apartments	Philadelphia, PA	133 (4)	August 2, 2011 (5)	$12,000,000 (5)	1961	878	93%	$ 853
Town Park	Birmingham, AL	270	March 2, 2011 (6)	$ 6,250,000 (6)	1980	947	89%	$ 510
Arcadia at Westheimer	Houston, TX	404	October 5, 2010 (7)	$ 7,800,000 (7)	1980	897	88%	$ 407
107th Avenue	Omaha, NE	5	August 26, 2010	$ 250,000	1961	860	100%	$ 508

(1) Purchase price excludes closing costs and acquisition expenses.

(2) Physical occupancy rate is defined as the units occupied as of December 31, 2011 divided by the total number of residential units.

(3) Effective monthly rental revenue per unit has been calculated based on the leases in effect as of December 31, 2011, adjusted for any tenant concessions, such as free rent. Monthly rental revenue per unit only includes base rents for the occupied units, including affordable housing payments and subsidies; and does not include other charges for storage, parking, pets, cleaning, clubhouse or other miscellaneous amounts.

(4) In addition to its apartment units, Iroquois Apartments contains five commercial spaces, two of which are occupied, and a number of antennae on the roof of the property that generate additional income.

(5) Iroquois Apartments originally served as the collateral for a non-performing promissory note that we purchased on June 17, 2011. The contract purchase price for the note was $12.0 million, excluding closing costs. Upon acquiring the note, we contacted the borrower but were unsuccessful in any attempt to restructure the loan or negotiate a discounted payoff of the note. After these efforts proved unsuccessful, we scheduled a sheriff's sale of Iroquois Apartments and, on August 2, 2011, we were the successful bidder at such sheriff's sale and formally received title to the property.

(6) Town Park (formerly known as Crestwood Crossings) originally served as collateral for two non-performing promissory notes that we purchased on December 21, 2010. The contract purchase price for the notes was $6.25 million, excluding closing costs. Upon acquiring the notes, we discussed with the borrower the possibility of a note restructuring or discounted payoff. After these efforts proved unsuccessful, we commenced foreclosure proceedings and, on March 2, 2011, formally received title to the property.

(7) Arcadia at Westheimer originally served as the collateral for a non-performing promissory note that we purchased on September 3, 2010. The contract purchase price for the note was $7.8 million, excluding closing costs. Upon acquiring the note, we discussed with the borrower the possibility of a note restructuring or discounted payoff. After these efforts proved unsuccessful, we commenced foreclosure proceedings and, on October 5, 2010, formally received title to the property.

Real Estate-Related Investments

As of December 31, 2011, we owned five real estate loans receivable that we acquired from third parties unaffiliated with us or our Advisor.

Loan Name Location of Related Property or Collateral	Date of Acquisition	Property Type	Loan Type	Payment Type	Purchase Price [(1)]	Outstanding Principal Balance	Contractual Interest Rate	Maturity Date	Book Value as of December 31, 2011[(2)]
Cannery Note [(3)] Dayton, OH............	May 13, 2011	Multifamily	Non-performing mortgage	(4)	$7,100,000	$ 13,889,737	(4)	(4)	$ 7,100,000
Heatherwood Note [(5)] Detroit, MI.............	March 15, 2011	Multifamily	Non-performing mortgage	(4)	$1,640,646	$ 2,573,578	(4)	(4)	$ 1,640,646
Peterson Note Kalamazoo, MI.......	March 15, 2011	Multifamily	Performing mortgage	Principal and Interest	$ 210,000	$ 238,167	Five-year Constant Maturity Treasury Rate plus 2.75%	12/31/11 [(6)]	$ 235,429
Trail Ridge Note Columbia City, IN ..	March 15, 2011	Multifamily	Performing mortgage	Principal and Interest	$ 699,999	$ 1,043,760	Federal Home Loan Bank Community Investment Program Rate plus 2.25%	10/28/21	$ 721,158
Campus Club [(7)] Florida....................	October 21, 2011	Student Housing	Non-performing mortgage	(4)	$8,300,000	$ 10,500,000	(4)	(4)	$ 8,300,000

(1) Purchase price represents the amount funded by us to acquire the loan and does not include closing costs and direct acquisition fees.

(2) Book value of real estate loans receivable represents outstanding principal balance adjusted for unamortized acquisition discounts, acquisition fees, and direct acquisition costs.

(3) On December 21, 2011, we entered into a settlement agreement with the borrower whereby the borrower will agree to a consensual foreclosure of the Cannery Note and pay all net cash flow from the property to us each month until the foreclosure is complete in exchange for our allowing the borrower to retain $150,000 in the property's operating account upon the transfer of title to us.

(4) We do not expect non-performing mortgages to perform in accordance with their contractual terms, including the repayment of the principal amount outstanding under the loans, the payment of interest at the stated amount on the face of the notes or the repayment of the loans upon their maturity dates. Thus, traditional loan metrics such as loan-to-value, principal and interest due, interest terms and maturity date are not useful measures for these investments.

(5) On August 8, 2011, we were the successful bidder at a foreclosure sale of the property collateralizing the Heatherwood Note; however, we did not take title to the property until the borrower's redemption period terminated in February 2012. Our motion to the court to appoint a receiver for the property for the period from August 2011 to February 2012 was previously denied.

(6) After acquisition, the borrower under the Peterson Note defaulted by failing to pay the balance of the Peterson Note upon maturity. We have negotiated a forbearance agreement with the borrower and the borrower has continued to pay in accordance with the forbearance agreement.

(7) On February 9, 2012, we were the successful bidder at a foreclosure sale of the property collateralizing the Campus Club Note. We took title to the property on February 20, 2012

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings, which arise in the ordinary course of our business. We are not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stockholder Information

As of March 26, 2012, we had 10,503,848 shares of common stock outstanding held by a total of 3,332 stockholders. There is no established public trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder. Pursuant to our initial public offering, we are selling shares of our common stock to the public at a price of $10.00 per share and at a price of $9.50 per share pursuant to our distribution reinvestment plan. Unless and until our shares are listed on a national securities exchange, it is not expected that a public market for our shares will develop.

To assist the Financial Industry Regulatory Authority, or FINRA, members and their associated persons that participate in our initial public offering, we intend to disclose in each annual report distributed to stockholders a per-share estimated value of our common stock, the method by which it was developed, and the date of the data used to develop the estimated value. For this purpose, the estimated value of our shares of common stock is $10 per share as of December 31, 2011. The basis for this valuation is the current public offering price of $10 per share (ignoring purchase price discounts for certain categories of purchasers). Our Advisor has indicated that it intends to use the most recent price paid to acquire a share in our initial public offering (ignoring purchase price discounts for certain categories of purchasers) as its estimated per share value of our shares. However, this estimated value is likely to be higher than the price at which you could resell your shares because (1) our public offering involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sales price than could otherwise be obtained, and (2) there is no public market for our shares. Moreover, this estimated value is likely to be higher than the amount you would receive per share if we were to liquidate at this time because of the up-front fees that we pay in connection with the issuance of our shares. Our Advisor expects to continue to use the most recent public offering price for a share of our common stock as the estimated per share value reported in our annual reports on Form 10-K until we have completed our offering stage. We will consider our offering stage complete when 18 months have passed since our last sale of shares in a public offering of equity securities, whether that last sale was in this initial public offering or a public follow-on offering. (For purposes of this definition, we do not consider "public equity offerings" to include offerings on behalf of selling stockholders or offerings related to a distribution reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership).

Unregistered Sale of Equity Securities

During 2011, we did not issue any securities that were not registered under the Securities Act.

Use of Proceeds of Registered Securities

On June 16, 2010, our Registration Statement on Form S-11 (File No. 333-160463) was declared effective under the Securities Act of 1933. We are offering a maximum of 75,000,000 shares in our primary offering at an aggregate offering price of up to $750.0 million, or $10.00 per share with discounts available to certain categories of purchasers. Additionally, we are offering 7,500,000 million shares under our distribution reinvestment plan at an aggregate offering price of $71.25 million, or $9.50 per share. Resource Securities is the dealer manager of our offering. As of December 31, 2011, we had sold 7,170,442 shares of our common stock pursuant to our public offering, which generated gross offering proceeds of approximately $71.4 million.

From the commencement of the public offering through December 31, 2011, we incurred selling commissions, dealer manager fees, other underwriting compensation and other organization and offering costs in the amounts set forth below. We pay selling commissions and dealer manager fees to our affiliated dealer manager, Resource Securities, and Resource Securities reallows all selling commissions and a portion of the dealer manager fees to participating broker-dealers. In addition, we reimburse our Advisor and Resource Securities for certain offering.

Type of Expense	**Amount**
Selling commissions	$ 4,575,000
Dealer manager fees	2,037,000
Other organization and offering costs (excluding underwriting compensation)	1,733,000
Total expenses	$ 8,345,000

From the commencement of our ongoing initial public offering through December 31, 2011, the net offering proceeds to us, after deducting the total expenses incurred as described above, were approximately $63.1 million. As of December 31, 2011, we have used the net proceeds from our ongoing initial public offering to acquire approximately $36.8 million in real estate-related investments and to fund $5.0 million of capital expenditure projects to improve certain of our investments. Of the amount used for the purchase of our investments, approximately $860,000 was paid to our Advisor, as acquisition and advisory fees and acquisition expense reimbursements.

Share Redemption Program

Our Board of Directors has adopted a share redemption program that may enable our shareholders to sell their shares to us after holding them for at least one year, subject to the significant conditions and limitations of the program. Generally, during each calendar year, the cash available for redemption will be limited to the proceeds from the sale of shares under our distribution reinvestment plan plus, if we had positive operating cash flow from the previous fiscal year, 1% of all operating cash flow from the previous fiscal year. This restriction may significantly limit our ability to redeem shares pursuant to this redemption program. Additionally, our Board of Directors may, in its sole discretion, amend, suspend, or terminate the program upon 30 days' notice and without stockholder approval. We did not declare any distributions to our stockholders during 2010 and 2011 and we had negative operating cash flow in 2010. Accordingly, because of the restrictions, we had no funds available for redemption under our share redemption program in 2011 and therefore redeemed no shares of our common stock in the fourth quarter of 2011. We did not receive any redemption requests during 2011.

Distribution Information

Our Board of Directors declared four stock distributions of 0.015 shares each of our common stock, or 1.5% per distribution of each outstanding share of common stock, to our stockholders of record at the close of business on February 28, May 31, August 31, and November 1, 2011. These shares were distributed on March 15, June 15, September 15, 2011 and January 13, 2012, respectively.

We have not paid or declared any cash distributions as of March 30, 2012. It is unlikely at this time, based largely on the composition of our current investment portfolio and the acquisition opportunities that we currently see in the market, whether we will declare any cash distributions during 2012. Once we begin making cash distributions, we intend to pay cash distributions on a quarterly basis based on daily record dates. We may also make special stock distributions, as described further below.

We have elected to be taxed as a REIT and to operate as a REIT beginning with our taxable year ended December 31, 2010. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our common stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Board of Directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our Board of Directors deems relevant.

Our Board of Directors will consider many factors before authorizing a cash distribution, including current and projected cash flow from operations, capital expenditure needs, general financial conditions and REIT qualification requirements. We expect to have little, if any, cash flow from operations available for cash distributions until we make substantial investments. Although at this time we do not anticipate doing this, it is possible that at least during the early stages of our development, and from time to time during our operational stage, we may declare cash distributions in anticipation of cash flow that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds. In these instances, to the extent permitted by Maryland law, we expect to use the proceeds from our initial public offering or the proceeds from the issuance of securities in the future to pay distributions. We may borrow funds, issue new securities or sell assets to make and cover our declared distributions, all or a portion of which could be deemed a return of capital. We may also fund such distributions from third party borrowings or from advances from our Advisor or sponsor or from our Advisor's deferral of its asset management fee, although we have no present intention to do so. If we fund cash distributions from borrowings, sales of assets or the net proceeds from our offering, we will have less funds available for the acquisition of real estate properties and real estate related assets and your overall return will be reduced. Further, to the extent cash distributions exceed cash flow from operations, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gains. Our organizational documents do not limit the amount of distributions we can fund from sources other than from cash flows from operations.

In addition to cash distributions, our Board of Directors has, and may in the future, declare special stock distributions. Although there are a number of factors that we will consider in connection with such a declaration, such stock distributions are most likely to be declared if our Board of Directors believes that (i) our portfolio had appreciated in value from its aggregate acquisition cost or (ii) additional sales of common stock in our offering at the current offering price would dilute the value of a share to our then existing stockholders. Such a stock distribution would be intended to have the same effect as raising the price at which our shares of common stock are offered. We note that most of the investment opportunities that we are seeing in the market at this time are investments that are attractive more so because of their appreciation potential rather than because of their current yield. Especially in this environment and during an ongoing public offering, distributions in shares of our common stock may be in the long-term best interests of our stockholders.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders. We will make distributions with respect to the shares of common stock in our sole discretion. No distributions will be made with respect to the convertible stock.

As of December 31, 2011, our Advisor has granted 17,550 shares of its convertible stock to employees of RAI and its subsidiaries and affiliates. Of these shares, 505 have been forfeited and returned to the Advisor as of December 31, 2011. These shares will vest ratably over the next three years, and 5,613 of these shares have vested as of December 31, 2011.

ITEM 6. SELECTED FINANCIAL DATA

Selected financial data has been omitted as permitted under rules applicable to smaller reporting companies.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to our financial statements and should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. Statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" that are not historical facts may be forward-looking statements. See also "Cautionary Note Regarding Forward-Looking Statements" preceding Part I.

Overview

We are a Maryland corporation that intends to acquire a diversified portfolio of discounted U.S. commercial real estate and real estate-related debt that has been significantly discounted due to the effects of recent economic events and high levels of leverage on U.S. commercial real estate, including properties that may benefit from extensive renovations that may increase their long-term values. Following years of unprecedented appreciation in commercial real estate values fueled by readily available and inexpensive credit, the commercial real estate market began a significant decline in late 2007 as a result of the massive contraction in the credit and securitization markets. We believe that this decline has produced an attractive environment to acquire commercial real estate and real estate-related debt at significantly discounted prices. We have a particular focus on operating multifamily assets and we intend to target this asset class while also purchasing interests in other types of commercial property assets consistent with our investment objectives. Our targeted portfolio will consist of commercial real estate assets, principally (i) non-performing or distressed loans, including but not limited to first- and second-priority mortgage loans, mezzanine loans, B-Notes and other loans, (ii) real estate owned by financial institutions, (iii) multifamily rental properties to which we can add value with a capital infusion (referred to as "value add properties"), and (iv) discounted investment-grade commercial mortgage-backed securities. However, we are not limited in the types of real estate assets in which we may invest and, accordingly, we may invest in other real estate assets either directly or together with a co-investor or joint venture partner. We currently anticipate holding approximately 55% of our total assets in categories (i) and (ii), 30% of our total assets in category (iii), and 15% of our total assets in category (iv). Also, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition. Thus, to the extent that our Advisor presents us with investment opportunities that allow us to meet the requirements to be treated as a real estate investment trust, or REIT, under the Internal Revenue Code, and to maintain our exclusion from regulation as an investment company pursuant to the Investment Company Act of 1940, our portfolio composition may vary from what we have initially disclosed.

We commenced the public offering of our common stock on June 16, 2010 after having completed a private offering of our common stock on June 9, 2010, both of which have provided our initial capitalization. We describe these offerings further in "Liquidity and Capital Resources" below.

Results of Operations

We were formed on June 3, 2009. We commenced active real estate operations as of September 7, 2010 when we had raised the minimum offering amount in our initial public offering. As of December 31, 2011, we had acquired one multifamily property, eight non-performing promissory notes (four of which we have foreclosed on, and one of which negotiated a discounted payoff) and two performing promissory notes. Our management is not aware of any material trends or uncertainties, favorable, or unfavorable, other than national economic conditions affecting our targeted portfolio, the multifamily residential housing industry and real estate generally, which may reasonably be expected to have a material impact on either capital resources or the revenues or incomes to be derived from the operation of such assets or those that we expect to acquire.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The following table sets forth the results of our operations (in thousands):

	Years Ended December 31,	
	2011	2010
Revenues:		
Rental income	$ 3,976	$ 243
Gain on payoff of loan held for investment	250	–
Interest income	161	41
Total revenues	4,387	284
Expenses:		
Rental operating	4,251	461
Acquisition costs	1,881	442
Foreclosure costs	400	–
Management fees-related parties	674	78
General and administrative	2,736	1,180
Depreciation and amortization expense	1,564	198
Total expenses	11,506	2,359
Interest expense	7	–
Interest expense - related party	3	–
Net loss	$ (7,129)	$ (2,075)

Revenues: During the years ended December 31, 2011 and 2010, we recorded income primarily from rents and, to a lesser extent, from interest from both performing promissory notes and interest-bearing bank accounts in which we deposited the proceeds of our public and private offerings. During 2011, we also recorded a net gain of $250,000 from the payoff of a non-performing loan by the borrower.

Expenses: Our rental operating expense increased for the year ended December 31, 2011 due to operating expenses incurred for four properties we owned during 2011 as compared to two properties in 2010 we owned during 2010, one of which had only three months of activity for the year ended December 31, 2010. In conjunction with the increase from 2010 to 2011 in the number of properties we owned, we incurred increased management fees, general and administrative expenses, depreciation and amortization expenses. The $1.6 million increase in general and administrative expenses consisted of an increase in our company level expenses of $800,000 and an increase in property level expenses of an additional $800,000. The increase in company level expenses consisted primarily of a $328,000 increase of professional fees, $154,000 increase in allocated payroll of our Advisor and $153,000 in travel expenses. General and administrative expenses increased at the property level from $100,000 in 2010 to $900,000 in 2011 due to the operation of two additional properties, additional professional expenses of $188,000, and marketing and promotional expenses of $117,000. Also, acquisition costs and foreclosure costs increased in 2011 due to the increased number of acquisitions and a transfer tax of $350,000 relating to the foreclosure on the Iroquois Apartments. Interest expense due to related parties in 2011 reflects the bridge loan provided to us by the Advisor in conjunction with our acquisition of the note secured by the Iroquois Apartments. Interest expense also reflects the amortization of deferred financing costs related to the line of credit.

Liquidity and Capital Resources

We derive the capital required to purchase real estate investments and conduct our operations from the proceeds of our private and public offerings and any future offerings we may conduct, from secured or unsecured financings from banks or other lenders, from the sale of assets and from any undistributed funds from our operations.

Public Offering. Pursuant to our ongoing public offering, we are offering up to 75 million shares of common stock, $0.01 par value per share, at $10.00 per share. We are also offering up to 7.5 million shares of common stock to be issued pursuant to our distribution reinvestment plan under which our stockholders may elect to have distributions reinvested in additional shares at $9.50 per share. As of December 31, 2011, a total of 7,170,442 shares of common stock had been issued in connection with our public offering, resulting in approximately $71.4 million of gross offering proceeds.

We have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in our offering. If we are unable to raise substantial funds, this could increase our fixed operating expenses as a percentage of gross income, potentially reducing our net income and limiting our ability to make distributions to our shareholders.

On December 2, 2011, we, through our operating partnership, entered into a secured revolving credit facility (the "Credit Facility") with Bank of America, N.A. ("Bank of America"), as lender. Under the Credit Facility, we may borrow up to $25.0 million (the "Facility Amount"). Draws under the Credit Facility will be secured by those certain multifamily properties directly owned by our subsidiaries which we have elected to add to the borrowing base. The proceeds of the Credit Facility may be used by us for working capital, property improvements and other general corporate purposes.

The entire unpaid principal balance of all borrowings under the Credit Facility and all accrued and unpaid interest thereon will be due and payable in full on December 2, 2014, which date may be extended to December 2, 2015 subject to satisfaction of certain conditions and payment of an extension fee equal to 0.25% of the amount committed under the Credit Facility. We may borrow under the Credit Facility at a rate equal to LIBOR plus 3.0%. In addition, we incurred certain closing costs in connection with the Credit Facility, including a loan fee equal to 0.375% of the Facility Amount, which fee was paid to Bank of America. We will be required to make monthly interest-only payments once we draw upon the Credit Facility. We also may prepay the Credit Facility in whole or in part at any time without premium or penalty.

Our operating partnership's obligations with respect to the Credit Facility are guaranteed by us, pursuant to the terms of a guaranty dated as of December 2, 2011 (the "Guaranty"). The Credit Facility and the Guaranty contain, among others, the following restrictive covenants:

- We must maintain a minimum tangible net worth equal to at least (i) 200% of the outstanding principal amount of the Credit Facility and (ii) $20 million.
- We must also maintain unencumbered liquid assets with a market value of not less than the greater of (i) $5 million or (ii) 20% of the outstanding principal amount of the Credit Facility.
- We may not incur any additional secured or unsecured debt without Bank of America's prior written consent and approval, which consent and approval is not to be unreasonably withheld.

We are currently in compliance with all such covenants. Although we expect to remain in compliance with these covenants for the duration of the term of the Credit Facility, depending upon our future operating performance, capital raising success, property and financing transactions and general economic conditions, we cannot assure you that we will continue to be in compliance. As of March 22, 2012, we had drawn $650,000 from the Credit Facility, and had repaid $250,000 of this amount.

As of December 31, 2011, we have acquired a multifamily property located at 107th Avenue in Omaha, Nebraska, a multifamily property located in Houston, Texas known as Arcadia at Westheimer, a multifamily property located in Birmingham, Alabama known as Town Park, a non-performing note secured by a multifamily property located in Dayton, Ohio known as the Cannery, a multifamily property located in Philadelphia, Pennsylvania known as Iroquois Apartments, and a non-performing note secured by a multifamily property located in Tampa, Florida known as Campus Club. We have also acquired a portfolio of small bank loans consisting of two performing notes secured by multifamily properties located in Michigan and Indiana, as well as two non-performing notes secured by multifamily properties in Michigan and Ohio, of which one been repaid in full.

We intend to allocate a portion of the funds we raise as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of the properties we have acquired and those properties that we may acquire in the future. If these allocated amounts and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties, debt investments or other assets we may hold. We cannot assure you that we will be able to access additional funds upon acceptable terms when we need them.

In addition, our Advisor has advanced funds to us for certain organization and offering costs. We reimburse the Advisor for all of the expenses paid or incurred by our Advisor or its affiliates on behalf of us or in connection with the services provided to us in relation to our ongoing public offering. This includes all organization and offering costs of up to 2.5% of gross offering proceeds, but only to the extent that such reimbursement will not cause organization and offering expenses (other than selling commissions and the dealer manager fee) to exceed 2.5% of gross offering proceeds as of the date of such reimbursement. For the years ended December 31, 2011 and 2010, such organization and offering costs paid by our Advisor totaled approximately $600,000 and $1.1 million, respectively. As of December 31, 2011 and 2010, a total of $1.9 million and $2.7 million, respectively, of these advances from our Advisor for organization and offering costs were unpaid and due to our Advisor. As of December 31, 2011 and 2010, amounts paid for organization and offering costs directly from us totaled $1.4 million and $400,000, respectively.

As of December 31, 2011, we had no outstanding debt. Once we have fully invested the proceeds of our public offering, based on current lending market conditions, we expect that any debt financing we incur, on a total portfolio basis, would not exceed 35% of the cost of our real estate investments if unstabilized and 65% to 70% if stabilized (before deducting depreciation or other non-cash reserves) plus the value of our other assets. We may also increase the amount of debt financing we use with respect to an investment over the amount originally incurred if the value of the investment increases subsequent to our acquisition and if credit market conditions permit us to do so. Our charter limits us from incurring debt such that our total liabilities may not exceed 75% of the cost (before deducting depreciation or other non-cash reserves) of our tangible assets, although we may exceed this limit under certain circumstances. We expect that our primary liquidity source for acquisitions and long-term funding will include the net proceeds from our offerings and, to the extent we co-invest with other entities, capital from any future joint venture partners. We may also pursue a number of potential other funding sources, including mortgage loans, portfolio level credit lines and government financing.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make payments to our Advisor and the dealer manager of our public offering, which is an affiliate of our Advisor. During our offering stage, these payments include selling commissions and the dealer manager fee as well as payments to the dealer manager and our Advisor for reimbursement of organization and offering expenses. However, our Advisor has agreed to reimburse us to the extent that selling commissions, the dealer manager fee and other organization and offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our Advisor in connection with the selection or purchase of real estate investments. In addition, we expect to continue to make payments to our Advisor for the management of our assets and costs incurred by our Advisor in providing services to us. We describe these payments in more detail in Note 9 of the notes to our consolidated financial statements.

Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee of our board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended December 31, 2011 exceeded the charter imposed limitation; however, the conflicts committee determined that the relationship of our operating expenses to our average invested assets was justified for these periods given the costs of operating a public company during the early stage of our operations.

Funds from Operations and Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP financial performance measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful to our investors in understanding our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be impacted by the types of investments in our targeted portfolio which will consist of, but are not limited to, commercial real estate assets, principally (i) non-performing or distressed loans, including but not limited to first- and second-priority mortgage loans, mezzanine loans, B-Notes and other loans, (ii) real estate that was foreclosed upon and sold by financial institutions, (iii) multifamily rental properties to which we can add value with a capital infusion (referred to as "value add properties"), and (iv) discounted investment-grade commercial mortgage-backed securities.

Since FFO was promulgated, GAAP has adopted several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations or MFFO, as defined by the Investment Program Association, or IPA. MFFO excludes from FFO the following items:

(1) acquisition fees and expenses;

(2) straight-line rent amounts, both income and expense;

(3) amortization of above- or below-market intangible lease assets and liabilities;

(4) amortization of discounts and premiums on debt investments;

(5) impairment charges;

(6) gains or losses from the early extinguishment of debt;

(7) gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(8) gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(9) gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(10) gains or losses related to contingent purchase price adjustments; and

(11) adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management assess the sustainability of operating performance in future periods and, in particular, after our offering and acquisition stages are complete, primarily because it excludes acquisition expenses that affect portfolio operations only in the period in which the asset is acquired. Although MFFO includes other adjustments, the exclusion of acquisition expenses is the most significant adjustment to us at the present time, as we are currently in our offering and acquisition stages. Thus, MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

As explained below, management's evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. For example, we have not suffered any impairments. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition:

- *Acquisition expenses.* In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisition costs have been and will continue to be funded from the proceeds of our offering and not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management's analysis of the investing and operating performance of our properties. Acquisition expenses include those paid to our Advisor or third parties.
- *Adjustments for straight-line rents and amortization of discounts and premiums on debt investments.* In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management's analysis of operating performance.
- *Adjustments for amortization of above or below market intangible lease assets.* Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes predictably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.

- *Impairment charges, gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments.* Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals.
- *Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price.* Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

By providing MFFO, we believe we are presenting useful information that also assists investors and analysts to better assess the sustainability of our operating performance after our offering and acquisition stages are completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the real estate industry. MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities or as affected by other MFFO adjustments. However, investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as it excludes acquisition costs that have a negative effect on our operating performance and the reported book value of our common stock and stockholders' equity during the periods in which properties are acquired.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments that are increases to MFFO are, and may continue to be, a significant use of cash. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations (in thousands, except per share amounts). As a result of the timing of the commencement of our public offering and our active real estate operations, FFO and MFFO are not relevant to a discussion comparing operations for the two periods presented. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to acquire additional investments.

	For the Years Ended December 31,		Cumulative Since Inception
	2011	**2010**	
Net loss-GAAP	$ (7,129)	$ (2,075)	$ (9,319)
Depreciation	890	65	955
FFO	(6,239)	(2,010)	(8,364)
Adjustments for straight-line rents	(103)	–	(103)
Amortization of intangible lease assets	674	133	807
Acquisition costs	1,881	442	2,323
MFFO	$ (3,787)	$ (1,435)	$ (5,337)
GAAP basic and diluted loss per common share	$ (1.34)	$ (1.78)	$ (1.44)
FFO per common share	$ (1.17)	$ (1.73)	$ (1.29)
MFFO per common share	$ (0.71)	$ (1.23)	$ (0.82)

Critical Accounting Policies

We consider these policies critical because they involve significant management judgments and assumptions, they require estimates about matters that are inherently uncertain, and they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of our assets and liabilities and our disclosure of contingent assets and liabilities on the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Assets

Depreciation. We make subjective assessments as to the useful lives of our depreciable assets. These assessments have a direct impact on our net income, because, if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis throughout the expected useful lives of these investments. We consider the period of future benefit of an asset to determine its appropriate useful life. The estimated useful lives of our assets by class are as follows:

Buildings	27.5 years
Building improvements	3-27.5 years
Tenant improvements	Shorter of lease term or expected useful life

Real Estate Purchase Price Allocation. We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases, which we expect will range from one month to ten years.

We measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management's estimates of value are expected to be made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

We consider information obtained about each property as a result of our preacquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management estimates costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired will be further allocated to in-place lease values and customer relationship intangible values based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with a tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

We amortize the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles will be amortized to expense over the initial term and, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

Estimates of the fair values of the tangible and intangible assets will require us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate estimates would result in an incorrect assessment of our purchase price allocation, which would impact the amount of our net income.

Valuation of Real Estate Assets. We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, we will assess the recoverability of the assets by estimating whether we will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis we do not believe that we will be able to recover the carrying value of the asset, we will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset.

Projections of future cash flows require us to estimate the expected future operating income and expenses related to an asset as well as market and other trends. The use of inappropriate assumptions in our future cash flows analyses would result in an incorrect assessment of our assets' future cash flows and fair values and could result in the overstatement of the carrying values of our real estate assets and an overstatement of our net income.

Loans Held for Investment, Net

Real estate loans held for investment are recorded at cost and reviewed for potential impairment at each balance sheet date. A loan held for investment is considered impaired when it becomes probable, based on current information, that we will be unable to collect all amounts due according to the loan's contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value of the collateral. If a loan was deemed to be impaired, we would record a reserve for loan losses through a charge to income for any shortfall. Failure to recognize impairment would result in the overstatement of the carrying values of our real estate loans receivable and an overstatement of our net income.

Revenue Recognition

We recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and we will include amounts expected to be received in later years in deferred rents. We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period in which the related expenses are incurred.

We make estimates of the collectability of our tenant receivables relation to base rents, including straight-line rentals, expense reimbursements and other revenue or income. We specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.

The specific timing of a sale will be measured against various criteria related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

Interest income from performing loans receivable are recognized based on the contractual terms of the loan agreement. Fees related to any buy-down of the interest rate will be deferred as prepaid interest income and amortized over the term of the loan as an adjustment to interest income. Closing costs related to the purchase of a performing loan held for investment will be amortized using effective yield method over the term of the loan and accreted as an adjustment against interest income.

Adoption of New Accounting Standards

Troubled Debt Restructurings. This guidance is designed to assist creditors with determining whether or not a restructuring constitutes a troubled debt restructuring. Additional guidance has been added to help creditors determine whether a concession has been granted and whether a debtor is experiencing financial difficulty. Both of these conditions are required to be met for a restructuring to constitute a troubled debt restructuring . This guidance is effective for the first interim period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. The adoption of the provisions of this standard did not have a material impact on our consolidated financial statements.

Comprehensive Income (Loss). In June 2011, the FASB issued an amendment to eliminate the option to present components of other comprehensive income (loss) as part of the statement of changes in stockholders' equity. The amendment requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income (loss) or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income (loss) and its components followed consecutively by a second statement that should present total other comprehensive income (loss), the components of other comprehensive income (loss), and the total of comprehensive income (loss). We have provided the disclosures as required by this amendment beginning with the year ended December 31, 2011.

Subsequent Events

From January 1, 2012 to March 26, 2012, we raised approximately $19.2 million in offering proceeds through the issuance of approximately 1.9 million shares of common stock under our initial public offering. As of March 26, 2012, approximately 66.0 million shares remained available for sale to the public under the initial public offering, exclusive of shares available under our distribution reinvestment plan.

On January 3, 2012, a fire substantially damaged three units at Town Park. Town Park was insured for the damage, estimated at approximately $350,000. Expected insurance proceeds to be awarded have not yet been determined.

On January 31, 2012, we added Arcadia at Westheimer and Town Park to the collateral pool of the Credit Facility and drew $650,000 against the Facility Amount. On February 29, 2012, we repaid $250,000 of this amount.

On February 9, 2012, we were the successful bidder at the foreclosure sale of the property collateralized by the Campus Club Note. Prior to this sale, we were unsuccessful in any attempt to restructure the loan or negotiate a discounted payoff of the note. Title to Campus Club was transferred to us on February 20, 2012.

On February 10, 2012, our Board of Directors declared a stock distribution of 0.015 shares of common stock, or 1.5% of each outstanding share of common stock, to the stockholders of record at the close of business on March 31, 2012. Such stock distribution is to be paid on April 13, 2012.

On February 18, 2012, the redemption period relating to the foreclosure of the Heatherwood note terminated. We took possession of the property on February 20, 2012.

On March 21, 2012, the Company acquired the Deerfield non-performing note for $10.3 million. The note is collateralized by a property, located in Hermantown, Minnesota, and is a 166-unit multifamily residential rental property.

On March 27, 2012, the Company acquired The Bristol apartments for $11.4 million. The property, located in Houston, Texas, and is an 856-unit multifamily residential rental property.

We have evaluated subsequent events and determined that no events other than the above have occurred which would require an adjustment to our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Omitted as permitted under rules applicable to smaller reporting companies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Financial Statements at page F-1 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no disagreements with our independent registered public accountants during the year ended December 31, 2011.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our general partner, including its chief executive officer and its chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision of our chief executive officer and chief financial officer, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control – Integrated Framework. Based upon this assessment, our management concluded that, as of December 31, 2011, our internal control over financial reporting is effective.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to the Dodd-Frank Wall Street and Consumer Protection Act, which exempted smaller reporting companies from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Code of Conduct and Ethics

We have adopted a Code of Conduct and Ethics that applies to all of our executive officers and directors, including but not limited to, our chief executive officer and chief financial officer. Our Code of Conduct and Ethics may be found at http://www.resourcereit.com, on the Investor Relations page.

The other information required by this Item is incorporated by reference from our 2012 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from our 2012 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference from our 2012 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference from our 2012 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item is incorporated by reference from our 2012 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as part of this Annual Report on Form 10-K:

(a) Financial Statements

1. See the Index to Financial Statements at page F-1 of this report.

(b) Financial Statement Schedules

i. Schedule III – Real Estate and Accumulated Depreciation
ii. Schedule IV – Mortgage Loans on Real Estate

(c) Exhibits

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Pre-Effective Amendment No. 3 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed February 9, 2010)
3.2	Bylaws (incorporated by reference to Pre-Effective Amendment No. 3 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed February 9, 2010)
4.1	Form of Subscription Agreement, included as Appendix B to prospectus (incorporated by reference to Post-Effective Amendment No. 2 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed March 3, 2011)
4.2	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates) (incorporated by reference to Pre-Effective Amendment No. 2 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed November 12, 2009)
4.3	Amended and Restated Distribution Reinvestment Plan, included as Appendix A to Supplement No. 9 to the prospectus (incorporated by reference to Post-Effective Amendment No. 2 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed March 3, 2011)
4.4	Share Redemption Program (incorporated by reference to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed May 7, 2010)
4.5	Escrow Agreement (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed August 13, 2010)
10.1	Third Amended and Restated Advisory Agreement (incorporated by reference to Post-Effective Amendment No. 2 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed March 3, 2011)
10.2	Management Agreement (incorporated by reference to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed September 15, 2009)
10.3	Loan Sale Agreement (Westhollow Apartments) between Bank of America, N.A. as successor by merger to LaSalle Bank National Association as Trustee for the Registered Holders of GMAC Commercial Mortgage Securities, Inc., Mortgage Pass-Through Certificates, Series 2003-C3 and Resource Real Estate opportunity OP, LP., dated July 30, 2010 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed November 15, 2010)
10.4	Amendment to Loan and Sale Agreement, dated August 23, 2010, between Bank of America, N.A. as successor by merger to LaSalle Bank National Association as Trustee for the Registered Holders of GMAC Commercial Mortgage Securities, Inc., Mortgage Pass-Through Certificates, Series 2003-C3 and Resource Real Estate opportunity OP, LP (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed November 15, 2010)

10.5	Reinstatement and Second Amendment to Loan and Sale Agreement (Westhollow Apartments), dated August 31, 2010 between Bank of America, N.A. as successor by merger to LaSalle Bank National Association as Trustee for the Registered Holders of GMAC Commercial Mortgage Securities, Inc., Mortgage Pass-Through Certificates, Series 2003-C3 and Resource Real Estate Opportunity OP, LP (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed November 15, 2010)
10.6	Deed of Trust and Security Agreement (Westhollow Apartments), dated as of October 27, 2003 among Westhollow Landmark LP, as grantor, Jay C. Paxton, as trustee, and Deutsche Banc Mortgage Capital, L.L.C., as beneficiary (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed November 15, 2010)
10.7	Assignment and Assumption of Loan Sale Agreement (Westhollow Apartments), dated as of September 03, 2010, between Resource Real Estate Opportunity OP, LP as assignor and RRE Westhollow Holdings, LLC as assignee (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed November 15, 2010)
10.8	Mortgage Loan Sale Agreement (Crestwood Apartments) between Capmark Bank and RRE Crestwood Holdings, LLC dated December 15, 2010 (incorporated by reference to Post-Effective Amendment No. 2 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed March 3, 2011)
10.9	Mortgage, Assignment of Rents and Leases, Security Agreement and Fixture Filing (Crestwood Apartments) between Capmark Bank and CV Apartments, LLC dated November 30, 2007
10.10	Dealer Manager Agreement, including Form of Selected Dealer Agreement and Form of Placement Agreement (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed August 13, 2010)
10.11	Loan Agreement (Crestwood Apartments) between Capmark Bank and CV Apartments, LLC dated November 30, 2007 (incorporated by reference to Post-Effective Amendment No. 2 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed March 3, 2011)
10.12	Loan Sale Agreement (Cannery) by and between the Secretary of Housing and Urban Development and Resource Real Estate Opportunity OP, LP dated May 4, 2011 (incorporated by reference to Post-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed July 15, 2011)
10.13	Assignment of Mortgage (Cannery) by and between the Secretary of Housing and Urban Development and Resource Real Estate Opportunity OP, LP dated May 13, 2011 (incorporated by reference to Post-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed July 15, 2011)
10.14	Loan Purchase and Sale Agreement (Iroquois) by and between JPMorgan Chase Bank, N.A. and RRE Iroquois Holdings LLC dated June 17, 2011 (incorporated by reference to Post-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed July 15, 2011)
10.15	Assignment of Loan Documents (Iroquois) by JPMorgan Chase Bank, N.A. to and in favor of RRE Iroquois Holdings LLC dated June 17, 2011 (incorporated by reference to Post-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed July 15, 2011)
10.16	Promissory Note (Iroquois) between Washington Mutual Bank and Brookside Iroquois, LLC dated June 1, 2007 (incorporated by reference to Post-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed July 15, 2011)
10.17	Promissory Note (Iroquois) between RRE Iroquois Holdings, LLC and Resource Real Estate Opportunity Advisor, LLC dated June 17, 2011 (incorporated by reference to Post-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed July 15, 2011)
10.18	Promissory Note (Affiliate Loan) in favor of RRE Iroquois Holdings, LLC dated as of June 17, 2011 (incorporated by reference to Post-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed July 15, 2011)
10.19	Assignment of Mortgage and Pledge Agreement (Affiliate Loan) between RRE Iroquois Holdings, LLC and Resource Real Estate Opportunity Advisor, LLC dated June 17, 2011 (incorporated by reference to Post-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed July 15, 2011)
10.20	Agreement for Sale and Purchase of Loan (Campus Club) by and between MSCI 2006-HQ10 Fletcher Avenue, LLC and Resource Real Estate Opportunity OP, LP dated October 6, 2011 (incorporated by reference to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed January 20, 2012)

10.21	Assignment of Loan Documents by MSCI 2006-HQ10 Fletcher Avenue, LLC to RRE Campus Club Holdings, LLC dated October 21, 2011 (incorporated by reference to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed January 20, 2012)
10.22	Promissory Note (Campus Club) by ING US Students No. 14 LLC in favor of Morgan Stanley Mortgage Capital Inc. dated June 28, 2006 (incorporated by reference to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed January 20, 2012)
10.23	Mortgage and Security Agreement (Campus Club) by and between ING US Students No. 14 LLC and Morgan Stanley Mortgage Capital Inc. dated June 28, 2006 (incorporated by reference to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed January 20, 2012)
10.24	Loan Agreement (Revolving Credit Facility) by and between Resource Real Estate Opportunity OP, LP and Bank of America, N.A. dated December 2, 2011 (incorporated by reference to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed January 20, 2012)
10.25	Promissory Note (Revolving Credit Facility) by Resource Real Estate Opportunity OP, LP in favor of Bank of America, N.A. dated December 2, 2011 (incorporated by reference to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed January 20, 2012)
10.26	Guaranty Agreement (Revolving Credit Facility) by Resource Real Estate Opportunity REIT, Inc. in favor of Bank of America, N.A. dated December 2, 2011 (incorporated by reference to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-160463) filed January 20, 2012)
21.1	Subsidiaries of the Company
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 1350 18 U.S.C., as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 1350 18 U.S.C., as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.1	The following information from the Company's annual report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Consolidated Statement of Changes in Stockholders' Equity; (iv) Consolidated Statements of Cash Flows

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

March 30, 2012

By: /s/ Alan F. Feldman
Alan F. Feldman
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Jonathan Z. Cohen JONATHAN Z. COHEN	Chairman of the Board	March 30, 2012
/s/ Thomas J. Ikeler THOMAS J. IKELER	Director	March 30, 2012
/s/ Gary Lichtenstein GARY LICHTENSTEIN	Director	March 30, 2012
/s/ Lee F. Shlifer LEE F. SHLIFER	Director	March 30, 2012
/s/ Alan F. Feldman ALAN F. FELDMAN	Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2012
/s/ Steven R. Saltzman STEVEN R. SALTZMAN	Chief Financial Officer, Senior Vice President and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 30, 2012

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Resource Real Estate Opportunity REIT, Inc.:

We have audited the accompanying consolidated balance sheets of Resource Real Estate Opportunity REIT, Inc. (a Maryland corporation) and its subsidiaries (collectively, the "Company") as of December 31, 2011 and 2010 and the related consolidated statements of comprehensive loss, changes in stockholders' equity and cash flows for the years ended December 31, 2011 and 2010. Our audits of the basic financial statements included the financial statement schedules listed in the index appearing under Item 15(b). These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Resource Real Estate Opportunity REIT, Inc. and its subsidiaries as of December 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for the years ended December 31, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

March 30, 2012

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2011	December 31, 2010
ASSETS		
Investments:		
Rental properties, net	$ 28,549	$ 8,336
Loans held for investment, net	17,997	6,250
Cash	15,202	5,566
Prepaid expenses	407	200
Contributions receivable	1,686	155
Tenant receivables, net	60	14
Deposits	64	20
Deferred financing costs, net	222	–
Deferred offering costs, net	4,243	3,684
Identified intangible assets, net	276	129
Total assets	$ 68,706	$ 24,354
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Due to related parties	$ 3,928	$ 3,645
Accounts payable and accrued expenses	1,445	854
Tenant prepayments	94	–
Security deposits	322	5
Subscription deposits	–	627
Total liabilities	5,789	5,131
Stockholders' equity:		
Preferred stock (par value $.01; 10,000,000 shares authorized; none issued and outstanding)	–	–
Common stock (par value $.01; 1,000,000,000 shares authorized; 8,454,169 and 2,438,876 issued and outstanding, respectively)	84	24
Convertible stock ("promote shares") (par value $.01; 50,000 shares authorized; 50,000 issued and outstanding)	1	1
Additional paid-in capital	74,258	21,388
Accumulated deficit	(11,426)	(2,190)
Total stockholders' equity	62,917	19,223
Total liabilities and stockholders' equity	$ 68,706	$ 24,354

The accompanying notes are an integral part of these consolidated statements.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands, except per share data)

	For the Years Ended December 31, 2011	For the Years Ended December 31, 2010
Revenues:		
Rental income	$ 3,976	$ 243
Gain on payoff of loan held for investment	250	–
Interest income	161	41
	4,387	284
Expenses:		
Rental operating	4,251	461
Acquisition costs	1,881	442
Foreclosure costs	400	–
Management fees - related parties	674	78
General and administrative	2,736	1,180
Depreciation and amortization expense	1,564	198
Total expenses	11,506	2,359
Loss before interest expense	(7,119)	(2,075)
Interest expense	(7)	–
Interest expense – related party	(3)	–
Net loss and comprehensive loss	$ (7,129)	$ (2,075)
Weighted average shares outstanding	5,324,984	1,162,713
Basic and diluted loss per share	$ (1.34)	$ (1.78)

The accompanying notes are an integral part of these consolidated statements.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(in thousands)

	Common Stock		Convertible Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at January 1, 2010	20	$ –	–	$ –	$ 200	$ (115)	$ 85
Issuance of stock	2,423	24	5	–	24,131	–	24,155
Conversion of common to convertible stock	(5)	–	45	1	–	–	1
Syndication costs	–	–	–	–	(2,943)	–	(2,943)
Net loss and comprehensive loss	–	–	–	–	–	(2,075)	(2,075)
Balance at December 31, 2010	2,438	24	50	1	21,388	(2,190)	19,223
Issuance of common stock	5,805	58	–	–	57,689	–	57,747
Syndication costs	–	–	–	–	(6,924)	–	(6,924)
Distributions of common stock	211	2	–	–	2,105	(2,107)	–
Net loss and comprehensive loss	–	–	–	–	–	(7,129)	(7,129)
Balance at December 31, 2011	8,454	$ 84	50	$ 1	$ 74,258	$ (11,426)	$ 62,917

The accompanying notes are an integral part of this consolidated statement.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,	
	2011	2010
Cash flows from operating activities:		
Net loss	$ (7,129)	$ (2,075)
Adjustments to reconcile net loss to net cash used in operating activities:		
Gain on payoff of loan held for investment	(250)	–
Depreciation and amortization	1,571	198
Accretion of discount and direct loan fees and costs	(48)	–
Changes in operating assets and liabilities:		
Prepaid expenses	(147)	(187)
Tenant receivables	(38)	(14)
Deposits	(44)	(20)
Due to related parties, net of offering costs	(276)	(167)
Accounts payable and accrued expenses	548	854
Tenant prepayments	(3)	–
Security deposits	317	5
Net cash used in operating activities	(5,499)	(1,406)
Cash flows from investing activities:		
Proceeds received on payoff of loan held for investment	815	–
Property acquisition	–	(225)
Loan acquisitions	(30,538)	(14,050)
Capital expenditures	(4,064)	(638)
Principal payments received on loans	24	–
Cash received on foreclosure of loan held for investment	462	–
Net cash used in investing activities	(33,301)	(14,913)
Cash flows from financing activities:		
Proceeds from issuance of common stock	55,589	24,078
Payment of deferred financing costs	(229)	–
Syndication costs	(6,924)	(2,943)
Net cash provided by financing activities	48,436	21,135
Net increase in cash	9,636	4,816
Cash at beginning of period	5,566	750
Cash at end of year	$ 15,202	$ 5,566
Supplemental disclosure of non-cash items:		
Investor contributions held in escrow which converted to common stock	$ 627	$ 549
Property and intangibles received on foreclosure of two loans held for investment	$ 17,788	$ 7,800
Stock distributions	$ 2,107	$ –
Cash paid for interest – related party	$ 3	$ –

The accompanying notes are an integral part of these consolidated statements.

NOTE 1 – NATURE OF BUSINESS AND OPERATIONS

Resource Real Estate Opportunity REIT, Inc. (the "Company") was organized in Maryland on June 3, 2009. On September 15, 2009, the Company commenced a private placement offering to accredited investors for the sale of up to 5.0 million shares of common stock at a price of $10 per share, with discounts available to certain categories of purchasers. The private offering closed on June 9, 2010, at which time the Company had raised aggregate gross proceeds of $12.8 million, which resulted in the issuance of 1,283,727 common shares, including 20,000 shares purchased by the Advisor (see below), and net proceeds of $11.3 million after payment of $1.5 million in syndication costs. Also, in conjunction with the private offering, the Company offered 5,000 shares of convertible stock at a price of $1 per share. Investors acquired 937 shares of the convertible stock; Resource Real Estate Opportunity Advisor, LLC (the "Advisor"), which is an indirect wholly owned subsidiary of Resource America, Inc. ("RAI"), a publicly traded company (NASDAQ: REXI) operating in the real estate, commercial finance and financial fund management sectors, purchased the remaining 4,063 shares. The Advisor has been engaged to manage the day-to-day operations of the Company. The Advisor contributed $200,000 to the Company in exchange for 20,000 shares of common stock on June 17, 2009, of which 4,500 shares were converted into 45,000 shares of convertible stock in June 2010. The Advisor purchased an additional 35,000 shares of common stock on June 24, 2011 for $315,000.

On June 16, 2010, the Company's Registration Statement on Form S-11 (File No. 333-160463), covering a primary public offering of up to 75.0 million shares of common stock and a public offering pursuant to the Company's distribution reinvestment plan of up to an additional 7.5 million shares of common stock, was declared effective under the Securities Act of 1933 and the Company commenced the offering, which is ongoing. The Company is offering shares of common stock in its primary offering for $10 per share, with discounts available to certain categories of investors. The Company is also offering shares pursuant to its distribution reinvestment plan at a purchase price equal to $9.50 per share. As of December 31, 2011, the Company has raised aggregate gross offering proceeds of $71.4 million, which resulted in the issuance of 7,170,442 shares of common stock in its public offering, including the 35,000 shares purchased by the Advisor.

The Company's objective is to purchase a diversified portfolio of discounted U.S. commercial real estate and real estate-related assets in order to generate gains to stockholders from the potential appreciation in the value of the assets and to generate current income for stockholders by distributing cash flow from the Company's investments. The Company has acquired and intends to continue to acquire real estate-related debt and equity that has been significantly discounted due to the effects of recent economic events and high levels of leverage, as well as stabilized properties that may benefit from extensive renovations that may increase their long-term values. The Company has a particular focus on acquiring and operating multifamily assets, and it intends to target this asset class while also acquiring interests in other types of commercial property assets consistent with its investment objectives. The Company's targeted portfolio will consist of commercial real estate assets, principally (i) non-performing or distressed loans, including but not limited to first and second priority mortgage loans, mezzanine loans, subordinate participations in first mortgage loans, or B-Notes, and other loans, (ii) real estate that was foreclosed upon and sold by financial institutions, (iii) multifamily rental properties to which the Company can add value with a capital infusion ("value add properties"), and (iv) discounted investment-grade commercial mortgage-backed securities. However, the Company is not limited in the types of real estate assets in which it may invest and, accordingly, it may invest in other real estate-related assets either directly or together with a co-investor or joint venture partner.

The Company elected to be taxed as a real estate investment trust ("REIT") for U.S. federal income tax purposes under Subchapter M of the Internal Revenue Code of 1986, as amended, for the taxable years ended December 31, 2011 and 2010. The Company also operates its business in a manner that should permit it to maintain its exemption from registration under the Investment Company Act of 1940.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its direct and indirect wholly-owned subsidiaries as follows:

Subsidiaries	Apartment Complex	Number of Units	Location
RRE Opportunity Holdings, LLC	N/A	N/A	Wilmington, Delaware
Resource Real Estate Opportunity OP, LP	N/A	N/A	Wilmington, Delaware
RRE 107th Avenue Holdings, LLC ("107th Avenue")	107th Avenue	5	Omaha, Nebraska
RRE Westhollow Holdings, LLC ("Westhollow")	Arcadia	404	Houston, Texas
RRE Crestwood Holdings, LLC ("Crestwood")	Town Park	270	Birmingham, Alabama
RRE Iroquois, LP ("Iroquois")	Iroquois	133	Philadelphia, Pennsylvania
RRE Iroquois Holdings, LLC	N/A	N/A	Wilmington, Delaware
RRE Campus Club Holdings, LLC	Campus Club	64	Tampa, Florida

All intercompany accounts and transactions have been eliminated in consolidation.

Adoption of New Accounting Standards

Comprehensive Income (Loss). In June 2011, FASB issued an amendment to eliminate the option to present components of other comprehensive income (loss) as part of the statement of changes in stockholders' equity. The amendment requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income (loss) or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income (loss) and its components followed consecutively by a second statement that should present total other comprehensive income (loss), the components of other comprehensive income (loss), and the total of comprehensive income (loss). The Company has provided the disclosures as required by this amendment beginning with the year ending December 31, 2011.

Troubled Debt Restructurings. This guidance is designed to assist creditors with determining whether or not a restructuring constitutes a troubled debt restructuring. Additional guidance has been added to help creditors determine whether a concession has been granted and whether a debtor is experiencing financial difficulty. Both of these conditions are required to be met for a restructuring to constitute a troubled debt restructuring . This guidance is effective for the first interim period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. The adoption of the provisions of this standard did not have a material impact on the Company's consolidated financial statements.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company estimates the allowance for uncollectible receivables and loan losses and adjusts the balance quarterly. Actual results could differ from those estimates.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Rental Properties

The Company records acquired rental properties at cost. The Company considers the period of future benefit of an asset to determine its appropriate useful life. The Company anticipates the estimated useful lives of its assets by class are as follows:

Buildings	27.5 years
Building improvements	3.0 to 27.5 years
Tenant improvements	Shorter of lease term or expected useful life

Impairment of Long Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, the Company reviews the asset for impairment, in accordance with FASB ASC Topic 360, "Property, Plant and Equipment". This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. The review also considers factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors.

If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss would be recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss would be the adjustment to fair value less the estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income. There was no indication of impairment as of December 31, 2011 and 2010.

Loans Held for Investment, Net

The Company records acquired loans held for investment at cost and reviews them for potential impairment at each balance sheet date. A loan held for investment is considered impaired when it becomes probable, based on current information, that the Company is unable to collect all amounts due according to the loan's contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or, as a practical expedient, the fair value of the collateral. If a loan is deemed to be impaired, the Company records a reserve for loan losses through a charge to income for any shortfall.

The Company may acquire real estate loans at a discount due to their credit quality. Revenues from these loans are recorded under the effective interest method. Under this method, an effective interest rate ("EIR") is applied to the cost basis of the real estate loan held for investment. The EIR that is calculated when the loan held for investment is acquired remains constant and is the basis for subsequent impairment testing and income recognition. However, if the amount and timing of future cash collections are not reasonably estimable, the Company accounts for the real estate receivable on the cost recovery method. Under the cost recovery method of accounting, no income is recognized until the basis of the loan held for investment has been fully recovered.

Interest income from performing loans held for investment is recognized based on the contractual terms of the loan agreement. Fees related to any buy down of the interest rate are deferred as prepaid interest income and amortized over the term of the loan as an adjustment to interest income. The initial investment made in a purchased performing loan includes the amount paid to the seller plus fees. The initial investment frequently differs from the related loan's principal amount at the date of the purchase. The difference is recognized as an adjustment of the yield over the life of the loan. Closing costs related to the purchase of a performing loan held for investment are amortized over the term of the loan and accreted as an adjustment against interest income.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Allocation of Purchase Price of Acquired Assets

The cost of rental properties is allocated to net tangible and intangible assets based on relative fair values. Fair value estimates are based on information obtained from a number of sources, including information obtained about each property as a result of due diligence, marketing and leasing activities. The Company allocates the purchase price of properties to acquired tangible assets, consisting of land, buildings, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, the value of in-place leases and the value of tenant relationships, based in each case on their fair values.

The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management also estimates costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The Company amortizes any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases.

The Company measures the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management's estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship intangible values based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of the Company's existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

The Company amortizes the value of in-place leases to expense over the average remaining term of the respective leases. The value of customer relationship intangibles are amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles associated with that tenant would be charged to expense in that period.

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the purchase price allocations, which could impact the amount of the Company's reported net income. Initial purchase price allocations are subject to change until all information is finalized, which is generally within one year of the acquisition date.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Revenue Recognition and Allowance for Bad Debts

The Company recognizes minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and includes amounts expected to be received in later years in deferred rents. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

The Company makes estimates of the collectability of its tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. The Company determines its allowance by considering a number of factors, including the length of time receivables are past due, security deposits held, the Company's previous loss history, the tenants' current ability to pay their obligations to the Company, the condition of the general economy and the industry as a whole. In addition, with respect to tenants in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on the Company's net income because a higher bad debt reserve results in less net income. As of December 31, 2011 and 2010, there was $3,566 and $1,105, respectively, in the allowance for uncollectable receivables.

The specific timing of a sale is measured against various criteria related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for gain recognition under the full-accrual method are not met, the Company defers gain recognition and accounts for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

The future minimum rental payments to be received from noncancelable operating leases are $3.5 million and $2,000 for the years ending 2012 and 2013, respectively, and none thereafter.

Deferred Offering Costs

Through December 31, 2011, the Advisor has advanced approximately $3.6 million on behalf of the Company related to public offering costs consisting of accounting, advertising, allocated payroll, due diligence, marketing, legal and similar costs. A portion of these costs is charged to equity upon the sale of each share of common stock sold under the public offering. Similarly, a portion of the proceeds received from such sales is paid to the Advisor to reimburse it for the amount incurred on behalf of the Company. Deferred offering costs represent the portion of the total costs incurred that have not been charged to equity to date and is the major component of due to related parties on the consolidated balance sheet. As of December 31, 2011 and 2010, approximately $1.4 million and $300,000, respectively, has been reimbursed to the Advisor. Upon completion of the public offering, any excess deferred offering costs will be charged back to the Advisor.

Income Taxes

To maintain its REIT qualification for U.S. federal income tax purposes, the Company is generally required to distribute at least 90% of its taxable net income (excluding net capital gains) to its stockholders as well as comply with other requirements, including certain asset, income and stock ownership tests. Accordingly, the Company generally will not be subject to corporate U.S. federal income taxes to the extent that it annually distributes at least 90% of its taxable net income to its stockholders. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it is subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which it fails its REIT qualification. Accordingly, the Company's failure to qualify as a REIT could have a material adverse impact on its results of operations and amounts available for distribution to its stockholders.

The dividends-paid deduction of a REIT for qualifying dividends to its stockholders is computed using the Company's taxable income as opposed to net income reported on the financial statements. Generally, taxable income differs from net income reported on the financial statements because the determination of taxable income is based on tax provisions and not financial accounting principles.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Income Taxes – (Continued)

The Company may elect to treat certain of its subsidiaries as taxable REIT subsidiaries ("TRS"). In general, the Company's TRS may hold assets and engage in activities that the Company cannot hold or engage in directly and generally may engage in any real estate or non-real estate-related business. A TRS is subject to U.S. federal, state and local corporate income taxes.

The Company evaluates the benefits of tax positions taken or expected to be taken in its tax returns under a two-step recognition and measurement process. Only the largest amount of benefits from tax positions that will more likely than not be sustainable upon examination are recognized by the Company. The Company does not have any unrecognized tax benefits, nor interest and penalties, recorded in the Consolidated Balance Sheets or Consolidated Statements of Operations and does not anticipate significant adjustments to the total amount of unrecognized tax benefits within the next twelve months.

The Company is subject to examination by the U.S. Internal Revenue Service ("IRS") and by the taxing authorities in other states in which the Company has significant business operations. The Company is not currently undergoing any examinations by taxing authorities. The Company may be subject to U.S. federal income tax and state/local income tax examinations for the years ended December 31, 2011 and 2010.

Earnings Per Share

Basic earnings per share are calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted to common stock. Due to reported losses for the periods presented, the convertible shares discussed in Note 8 are not included in the diluted earnings per share calculation. All common shares and per common share information in the financial statements have been adjusted retroactively for the effect of four 1.5% stock distributions, declared on March 15, 2011 (to shareholders of record as of February 28, 2011), on June 15, 2011 (to shareholders of record as of May 31, 2011), on September 15, 2011 (to shareholders of record as of August 31, 2011), and on January 13, 2012 (to shareholders of record as of November 1, 2011).

Reclassification

Due from related parties of $48,000 was offset against due to related parties on the balance sheets for the year ended December 31, 2010 to conform with the 2011 presentation.

NOTE 3 – RENTAL PROPERTIES, NET

The Company's investments in rental properties consisted of the following (in thousands):

	December 31, 2011	December 31, 2010
Land	$ 2,727	$ 968
Building and improvements	25,453	7,297
Furniture, fixtures and equipment	1,312	136
Construction in progress	12	–
	29,504	8,401
Less: accumulated depreciation	(955)	(65)
	$ 28,549	$ 8,336

Depreciation expense for the years ended December 31, 2011 and 2010 totaled approximately $890,000 and $65,000, respectively.

NOTE 4 – LOANS HELD FOR INVESTMENT, NET

On March 15, 2011, the Company purchased, at a discount, two non-performing promissory notes and two performing promissory notes (the "Notes"), each of which was secured by a first priority mortgage on a multifamily rental apartment community. The contract purchase price for the Notes was $3.1 million, excluding closing costs and was funded from the proceeds of the public offering. On August 2, 2011, the borrower of one of the non-performing promissory notes entered into a forbearance agreement with the Company and, on September 23, 2011, paid the Company a negotiated amount in satisfaction of the note in full (see Note 6). On August 18, 2011, the Company was the successful bidder at a foreclosure sale of the property collateralizing the second non-performing note; however, as of December 31, 2011, the Company had not yet taken title to the property since the borrower's redemption period had not yet terminated. Possession was obtained in February 2012 (see Note 12). The accretable amount associated with the performing notes is $323,000 as of December 31, 2011.

On May 13, 2011, the Company purchased, at a discount, a non-performing promissory note (the "Cannery Note"), which is secured by a first priority mortgage on a multifamily rental apartment community in Dayton, Ohio. The contract purchase price for the Cannery Note was $7.1 million, excluding closing costs, and was funded from the proceeds of the public offering.

On October 21, 2011, the Company purchased, at a discount, a non-performing promissory note (the "Campus Club Note"), which is secured by a first priority mortgage on a multifamily rental apartment community in Tampa, Florida. The contract purchase price for the Campus Club Note was $8.3 million, excluding closing costs, and was funded from the proceeds of the public offering. The Company foreclosed on the Campus Club Note on February 9, 2012 and received title to the property on February 20, 2012.

The following table provides the aging of the Company's loans held for investment (in thousands):

	Past Due					
	30-89 days	90 - 180 days	Greater than 181 days	Total	Current	Total
December 31, 2011:						
Unpaid loan balance	$ 10,500	$ –	$ 16,464	$ 26,964	$ 1,282	$ 28,246
Purchase discount, net	(2,200)	–	(7,723)	(9,923)	(344)	(10,267)
Capitalized loan costs, net	–	–	–	–	18	18
Total loans held for investment, net	$ 8,300	$ –	$ 8,741	$ 17,041	$ 956	$ 17,997
December 31, 2010:						
Unpaid loan balance	$ –	$ –	$ 6,250	$ 6,250	$ –	$ 6,250

The following table provides information about the credit quality of the Company's loans held for investment, net, (in thousands):

	Loans
December 31, 2011:	
Performing	$ 956
Nonperforming	17,041
Total	$ 17,997
December 31, 2010:	
Nonperforming	$ 6,250
Total	$ 6,250

The Company has individually evaluated each loan and determined that there were no impairments as of December 31, 2011 and 2010. Accordingly, there were no allowances for credit losses or charge-offs as of December 31, 2011 and 2010. One of the Company's two performing promissory notes matured in December 31, 2011 and the balance of $238,000 was not paid in full and is currently in default. The borrower and the Company entered into a forbearance agreement in January 2012. This forbearance agreement is considered a troubled debt restructuring. The borrower has continued to pay the debt service payments as defined in the forbearance agreement.

NOTE 5 – ACQUISITIONS AND FORECLOSURES

107th Avenue – Omaha Nebraska

On August 26, 2010, the Company purchased a residential apartment complex located in Omaha, Nebraska for a purchase price of $225,000. The Company paid an acquisition fee of $5,000, or 2% of the purchase price and closing costs, to its Advisor.

The following table presents the estimated fair value of the assets acquired (in thousands):

Rental property:		
Land	$	25
Building		196
		221
Acquired intangibles – in-place leases		4
Cash paid for acquired rental property	$	225

Arcadia – Houston, Texas

On September 3, 2010, the Company purchased at a discount, a non-performing promissory note (the "Westhollow Note") for a discounted purchase price of $7.8 million plus closing costs. This note was secured by a first lien mortgage on a 404-unit multifamily residential community known as Arcadia at Westheimer, or Arcadia, (formerly "Westhollow Apartments"), located in Houston, Texas. The Company paid an acquisition fee of $229,000, or 2% of the purchase price and closing costs, to its Advisor. Upon acquiring the note, the Company contacted the borrower but was unsuccessful in its attempts to either restructure the Westhollow Note or negotiate a discounted payoff. Subsequently, on October 5, 2010, the Company was the successful bidder at the trustee's sale of the property and, as such, took title to Arcadia in satisfaction of the Westhollow Note. The Company's bid equaled the carrying value of the Westhollow Note, which the Company believed to be a reasonable approximation of the fair value of Arcadia. The cost of this real estate investment was subsequently allocated to net tangible and intangible assets based on their relative fair values.

The following table presents the estimated fair value of Arcadia (in thousands), which was acquired in exchange for the Westhollow Note:

Rental property:		
Land	$	943
Buildings		6,599
		7,542
Acquired intangibles – in-place leases		258
Fair value assigned	$	7,800

Town Park – Birmingham, Alabama

On December 21, 2010, the Company purchased, at a discount, two non-performing promissory notes (the "Crestwood Notes") both secured by a first lien mortgage on a multifamily community known as Town Park Apartments (formerly Crestwood Crossings Apartments). The contract purchase price for the Crestwood Notes was $6.3 million plus closing costs. The Company paid an acquisition fee of $125,000, or 2% of the purchase price and closing costs, to its Advisor. Upon acquiring the Crestwood Notes, the Company attempted to negotiate the restructuring or discounting of the notes with the borrower. After these efforts proved unsuccessful, the Company commenced foreclosure proceedings and took title to the property on March 2, 2011.

The following table presents the estimated fair value (in thousands) of Town Park, which was acquired in exchange for the Crestwood Notes:

Rental property:		
Land	$	596
Buildings		5,367
		5,963
Acquired intangibles – in-place leases		287
Fair value assigned	$	6,250

(Continued)

NOTE 5 – ACQUISITIONS AND FORECLOSURES – (Continued)

Iroquois Apartments – Philadelphia, Pennsylvania

On June 17, 2011, the Company purchased, at a discount, a non-performing promissory note, (the "Iroquois Note"), which was secured by a first priority mortgage on a multifamily rental apartment community known as the Iroquois Apartments, located in Philadelphia, Pennsylvania. The contract purchase price for the Iroquois Note was $12.0 million, excluding closing costs, and was funded in part from the proceeds of the public offering and from a $1.35 million bridge loan provided by the Advisor which was repaid in full on June 28, 2011. The Company paid an acquisition fee of $324,000, or 2% of the purchase price and closing costs, to its Advisor. Upon acquiring the Iroquois Note, the Company attempted to negotiate the restructuring or discounting of the note with the borrower. After these efforts proved unsuccessful, the Company commenced foreclosure proceedings. The Company obtained title to the property on August 2, 2011 and took possession in October 2011.

The following table presents the estimated fair value (in thousands) of the Iroquois Apartments and related acquired net assets, which were acquired in exchange for the Iroquois Note:

Rental property:	
Land	$ 1,163
Buildings	9,913
	11,076
Acquired intangibles – in-place leases	535
Cash	462
Accounts receivable	8
Prepaid real estate tax	60
Accounts payable	(44)
Security deposit liability	(97)
Fair value assigned	$ 12,000

NOTE 6 – DISPOSITIONS

On March 15, 2011, the Company acquired a non-performing promissory note secured by a mortgage encumbering a 32-unit apartment community located in Oberlin, Ohio (the "Oberlin Note"). The purchase price for the Oberlin Note was $565,000. The Oberlin Note matured on March 5, 2011 and was in default at the time of the Company's acquisition. The outstanding balance on the Oberlin Note at the time of the Company's acquisition was $920,000.

On August 2, 2011, the Company entered into a forbearance agreement with the borrower on the note to allow the borrower more time to refinance the property. In September 2011, the borrower paid $815,000 to the Company in full settlement of the Oberlin Note. The net gain recognized by the Company after fees and costs totaled $250,000.

NOTE 7 – IDENTIFIED INTANGIBLE ASSETS, NET

Identified intangible assets, net, consisted of acquired in-place leases totaling $1,083,000 and $262,000 as of December 31, 2011 and 2010, respectively, net of accumulated amortization of $807,000 and $133,000. The unamortized intangible assets represent antennae leases and rental leases. The weighted average remaining life of the antennae leases is 167 months as of December 31, 2011. The weighted-average remaining life of the rental leases is one month and three months as of December 31, 2011 and 2010, respectively. Expected amortization expense for the antennae leases is $16,000 annually through 2025. Expected amortization expense for the rental leases is $48,000 for the three months ended March 31, 2012 and none thereafter.

For the years ended December 31, 2011 and 2010, amortization expense totaled $674,000 and $133,000, respectively.

NOTE 8 – EQUITY

Preferred Stock

The Company's charter authorizes the Company to issue up to 10.0 million shares of its $0.01 par value preferred stock. As of December 31, 2011 and 2010, there were no shares of preferred stock issued and outstanding.

Common Stock

Through December 31, 2011, the Company had issued an aggregate of 1,283,727 shares of its $0.01 par value common stock in connection with its initial private offering, and 7,165,942 shares of its common stock (including stock dividends) in connection with its currently ongoing public offering. On June 15, 2010, the Advisor converted 4,500 common shares into 45,000 shares of the Company's convertible stock, therefore, 8,454,169 shares of common stock remain outstanding as of December 31, 2011.

Convertible stock

As of December 31, 2011 and 2010, the Company had 50,000 shares of $0.01 par value convertible stock outstanding. The Advisor owns 49,063 shares, and outside investors own 937 shares. In 2011 and 2010, the Advisor granted 204 and 17,346 shares of its initial investment of 49,063 shares in convertible stock to employees of RAI which shares are vesting ratably over three years. As of December 31, 2011, 5,613 of these shares have vested. The convertible stock will be of no value unless the Company's common stockholders realize or have an opportunity to realize a stated minimum return as a result of the Company's cumulative distributions or the trading price of its shares on a national securities exchange. The convertible stock will convert into shares of the Company's common stock upon the occurrence of one of two events: first, if the Company has paid distributions to common stockholders that in the aggregate equal 100% of the price at which the Company originally sold the shares plus an amount sufficient to produce a 10% cumulative, non-compounded annual return on the shares at that price; and secondly, if the Company lists its common stock on a national securities exchange and, on the 31st trading day after listing, the Company's value based on the average trading price of its common stock since the listing, plus prior distributions, combine to meet the same 10% return threshold.

Distribution Reinvestment Plan

The Company is also offering up to 7.5 million common shares pursuant to its distribution reinvestment plan at a purchase price initially equal to $9.50 per share. As of December 31, 2011, no shares have been purchased under this plan.

Distributions

The Company has declared four distributions of .015 shares each of its common stock, or 1.5% of the outstanding shares of common stock, to its stockholders of record at the close of business on February 28, May 31, August 31, and November 1, 2011. The stock was issued to stockholders on March 15, June 15, September 15, 2011 and January 13, 2012, respectively. In connection with these stock distributions, the Company increased the accumulated deficit by $2.1 million.

NOTE 9 – RELATED PARTY TRANSACTIONS

In the ordinary course of its business operation, the Company has ongoing relationships with several related parties. Payables to such related parties are summarized in the following table (in thousands):

	December 31, 2011	December 31, 2010
Due to (from) related parties:		
Advisor and its affiliates	$ 3,776	$ 3,659
Resource Securities	152	(14)
	$ 3,928	$ 3,645

(Continued)

NOTE 9 – RELATED PARTY TRANSACTIONS – (Continued)

Relationship with the Advisor

In September 2009, the Company entered into an Advisory Agreement with its Advisor (the "Advisory Agreement") under which the Advisor provides the Company with investment management, administrative and related services. The Advisory Agreement was amended in January 2010 and further amended in January 2011. The Advisory Agreement has a one-year term and will renew for an unlimited number of successive one-year terms upon the approval of the conflicts committee. Under the Advisory Agreement, the Advisor receives fees and is reimbursed for its expenses as follows:

The Company pays the Advisor an acquisition fee of 2.0% of the cost of investments acquired on behalf of the Company plus any capital expenditure reserves allocated, or the amount funded by the Company to acquire loans, including acquisition expenses and any debt attributable to such investments. For the years ended December 31, 2011 and 2010, the Advisor earned approximately $538,000 and $360,000, respectively, in acquisition fees, which were all paid to the Advisor as of December 31, 2011 and 2010, respectively.

The Company pays the Advisor a monthly asset management fee equal to one-twelfth of 1.0% of the higher of the cost or the independently appraised value of each asset, without deduction for depreciation, bad debts or other non-cash reserves. The asset management fee is based only on the portion of the costs or value attributable to the Company's investment in an asset if the Company does not own all or a majority of an asset and does not manage or control the asset. For the years ended December 31, 2011 and 2010, the Advisor earned approximately $343,000 and $29,000, respectively, in asset management fees. As of December 31, 2011 and 2010, a total of $7,000 and $0 of asset management fees due to the Advisor was unpaid.

The Company pays the Advisor a disposition fee in connection with of the sale of a property equal to the lesser of one half of the aggregate brokerage commission paid, or if none is paid, 2.75% of the contract sales price. No disposition fees have been paid for the years ending December 31, 2011 and 2010, as the Company did not dispose of any of its real estate properties.

The Company pays the Advisor a debt financing fee upon the Company's obtaining any debt financing for which the Advisor provided substantial services equal to 0.5% of the amount available under the obtained financing. The Company entered into a secure revolving credit facility in December 2011; however, the collateral pool was not added until January 2012. Therefore, no debt financing fees were paid for the years ended December 31, 2011 and 2010.

The Company paid to the Advisor a non accountable expenses reimbursement in an amount equal to 2.5% of the gross proceeds raised in the Company's initial private offering and all of the expenses paid or incurred by the Advisor on behalf of the Company in connection with the services provided to the Company prior to the effective date of the public offering. These reimbursements paid to the Advisor totaled $0 and $315,000 for the years ended December 31, 2011 and 2010, respectively. As of both December 31, 2011 and 2010, none of these reimbursements were unpaid.

The Company also pays directly or reimburses the Advisor for all of the expenses paid or incurred by the Advisor or its affiliates on behalf of the Company or in connection with the services provided to the Company in relation to its ongoing public offering. This includes all organization and offering costs of up to 2.5% of gross offering proceeds, but only to the extent that such reimbursement will not cause organization and offering expenses (other than selling commissions and the dealer manager fee) to exceed 2.5% of gross offering proceeds as of the date of such reimbursement. For the years ended December 31, 2011 and 2010, such organization and offering costs paid by the Advisor totaled approximately $600,000 and $1.1 million, respectively. As of December 31, 2011 and 2010, a total of $1.9 million and $2.7 million, respectively, of these advances from the Advisor for organization and offering costs were unpaid and due to the Advisor. As of December 31, 2011 and 2010, amounts paid for organization and offering costs directly from the Company totaled $1.4 million and $400,000, respectively.

This expense reimbursement also includes expenses the Advisor incurs in connection with providing services to the Company, including the Company's allocable share of costs for Advisor personnel and overhead, out of pocket expenses incurred in connection with the selection and acquisition of properties or other real estate related debt investments, whether or not the Company ultimately acquires the investment. However, the Company will not reimburse the Advisor or its affiliates for employee costs in connection with services for which the Advisor earns acquisition or disposition fees. For the years ended December 31, 2011 and 2010, the Advisor has advanced funds to the Company for these operating expenses of $800,000 and $700,000, respectively. As of December 31, 2011 and 2010, a total of $1.75 million and $900,000, respectively, of these advances from the Advisor for operating costs were unpaid and due to the Advisor.

(Continued)

NOTE 9 – RELATED PARTY TRANSACTIONS – (Continued)

Relationship with the Advisor – (Continued)

On June 15, 2010, the Advisor converted 4,500 shares of the Company's common stock into 45,000 shares of convertible stock and purchased 4,068 additional shares of convertible stock for $1 per share. In March 2011, five convertible shares were purchased by an eligible investor thereby reducing the Advisor's balance by these shares. The Advisor has granted 17,550 shares of the convertible stock to employees of RAI, of which 505 shares were forfeited during 2011. These shares will vest ratably over the next three years. As of December 31, 2011, 5,613 of these shares have vested.

On June 17, 2011, the Company entered into a $1.4 million bridge loan with the Advisor, at an interest rate of 6.5% with a maturity of six months, in order to fund the purchase of the Iroquois Note. The loan plus interest of $3,000 were repaid in full on June 28, 2011. The Company also paid the Advisor a 1% origination fee of $14,000 for arranging this financing.

The Company pays the Advisor a debt servicing fee of 2.75% on payments received. For the years ended December 31, 2011 and 2010, the Advisor earned approximately $27,000 and $0, respectively in debt servicing fees. As of both December 31, 2011 and 2010, no debt servicing fees were owed to the Advisor.

Relationship with Resource Real Estate Opportunity Manager

The Company entered into a management agreement with Resource Real Estate Opportunity Manager, LLC (the "Manager"), an affiliate of the Advisor, pursuant to which the Manager manages real estate properties and real estate-related debt investments and coordinates the leasing of, and manages construction activities related to, some of the Company's real estate properties. Pursuant to the terms of the management agreement, the Manager is entitled to specified fees upon the provision of certain services, including payment of a construction management fee and property management/debt servicing fees. For the years ended December 31, 2011 and 2010, the Manager earned $300,000 and $48,000, respectively, in property management fees. As of December 31, 2011 and 2010, a total of $46,000 and $16,000, respectively, of those fees was unpaid and due to the Manager.

During the ordinary course of business, the Manager or other affiliates of RAI may pay certain shared operating expenses on behalf of the Company. Reimbursable expenses payable to the Manager or its affiliates as of December 31, 2011 and 2010 totaled $73,000 and $17,000, respectively. These reimbursable amounts are non-interest bearing and due on demand.

Relationship with Resource Securities

The Company executed a dealer manager agreement with Resource Securities, Inc. ("Resource Securities," formerly Chadwick Securities, Inc.), an affiliate of the Advisor, pursuant to which Resource Securities has been engaged to serve as the Company's dealer manager. Resource Securities is responsible for marketing the Company's shares in its public offering. Pursuant to the terms of the dealer manager agreement, the Company pays Resource Securities a selling commission of up to 7% of gross public offering proceeds and a dealer manager fee of up to 3% of gross offering proceeds.

Resource Securities reallows all selling commissions earned and up to 1.0% of the dealer manager fee as a marketing fee to participating broker-dealers. No selling commissions or dealer manager fees are earned by Resource Securities in connection with sales under the distribution reinvestment plan. Additionally, the Company may reimburse Resource Securities for bona fide due diligence expenses.

For the years ended December 31, 2011 and 2010, Resource Securities earned selling commissions and dealer manager fees of approximately $5.5 million and $1.1 million, respectively. There were no due diligence expense reimbursements for either of the years ended December 31, 2011 and 2010. As of December 31, 2011, a total of $152,000 of these fees were unpaid and due to Resource Securities. As of December 31, 2010, $34,000 in fees were unpaid, but were exceeded by a receivable from Resource Securities of $48,000, for a net balance due from Resource Securities of $14,000.

(Continued)

NOTE 9 – RELATED PARTY TRANSACTIONS – (Continued)

Relationship with Other Related Parties

The Company has also made payment for legal services to the law firm of Ledgewood P.C. ("Ledgewood"). Until 1996, the Chairman of RAI was of counsel to Ledgewood. In connection with the termination of his affiliation with Ledgewood and its redemption of his interest, the Chairman continues to receive certain payments from Ledgewood. Until March 2006, a current executive of RAI was the managing member of Ledgewood. This executive remained of counsel to Ledgewood through June 2007, at which time he became an Executive Vice President of RAI. In connection with his separation, this executive is entitled to receive payments from Ledgewood through 2013. For the years ended December 31, 2011 and 2010, the Company paid legal fees to Ledgewood totaling $31,000 and $7,600, respectively.

The Company utilizes the services of Graphic Images, LLC ("Graphic Images"), a printing company, whose principal owner is the father of RAI's Chief Financial Officer. The Company paid to Graphic Images $335,000 and $152,000 for printing services during the years ended December 31, 2011 and 2010, respectively.

NOTE 10– FAIR VALUE MEASURES AND DISCLOSURES

In analyzing the fair value of its investments accounted for on a fair value basis, the Company follows the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company determines fair value based on quoted prices when available or, if quoted prices are not available, through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The hierarchy followed defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or can be corroborated with observable market data for substantially the entire contractual term of the asset.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the assumptions that market participants would use in the pricing of the asset and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter; depending on various factors, it is possible that an asset may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Loans held for investment, net, are measured at fair value on a non-recurring basis. The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Given the date of the acquisition of the Cannery Note and the Campus Club Note, the carrying values or purchase prices of the notes of $7.1 million and $8.3 million, respectively, approximates the discounted cash flows.

The following table presents information about the Company's loans held for investment, net, measured at fair value on a non-recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value (in thousands):

	Level 1	Level 2	Level 3	Total
December 31, 2011:				
Assets:				
Loans held for investment, net	$ –	$ –	$ 17,997	$ 17,997
December 31, 2010:				
Assets:				
Loans held for investment, net	$ –	$ –	$ 6,250	$ 6,250

(Continued)

NOTE 10– FAIR VALUE MEASURES AND DISCLOSURES- (Continued)

The following table presents additional information about assets which are measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs (in thousands):

	Level 3
Beginning balance, January 1, 2010	$ –
Purchases	14,247
Level 3 loans converted to property at foreclosure	(7,997)
Beginning balance, January 1, 2011	6,250
Purchases	30,538
Level 3 loans converted to property at foreclosure	(18,250)
Level 3 loans paid off	(565)
Principal payments	(24)
Interest accretion	48
Ending balance, December 31, 2011	$ 17,997

NOTE 11 – LINE OF CREDIT

On December 2, 2011, Resource Real Estate Opportunity OP, LP ("Resource OP"), the Company's operating partnership entered into a secured revolving credit facility (the "Credit Facility") with Bank of America, N.A. ("Bank of America"), as lender. Under the Credit Facility, the Company may borrow up to $25.0 million (the "Facility Amount"). Draws under the Credit Facility will be secured by those multifamily properties directly owned by the Company's subsidiaries which it has elected to add to the borrowing base. The proceeds of the Credit Facility may be used by the Company for working capital, property improvements and other general corporate purposes.

The entire unpaid principal balance of all borrowings under the Credit Facility and all accrued and unpaid interest thereon will be due and payable in full on December 2, 2014, which date may be extended to December 2, 2015 subject to satisfaction of certain conditions and payment of an extension fee equal to 0.25% of the amount committed under the Credit Facility. The Company may borrow under the Credit Facility at a rate equal to LIBOR plus 3.0%. In addition, it has incurred certain closing costs in connection with the Credit Facility, including a loan fee equal to 0.375% of the Facility Amount, which fee was paid to Bank of America. The Company will be required to make monthly interest-only payments once it draws upon the Credit Facility. The Company also may prepay the Credit Facility in whole or in part at any time without premium or penalty.

Resource OP's obligations with respect to the Credit Facility are guaranteed by the Company, pursuant to the terms of a guaranty dated as of December 2, 2011 (the "Guaranty"). The Credit Facility and the Guaranty contain, among others, the following restrictive covenants:

- The Company must maintain a minimum tangible net worth equal to at least (i) 200% of the outstanding principal amount of the Credit Facility and (ii) $20 million.
- The Company must also maintain unencumbered liquid assets with a market value of not less than the greater of (i) $5 million or (ii) 20% of the outstanding principal amount of the Credit Facility.
- The Company may not incur any additional secured or unsecured debt without Bank of America's prior written consent and approval, which consent and approval is not to be unreasonably withheld.

The Company is currently in compliance with all such covenants. Although it expects to remain in compliance with these covenants for the duration of the term of the Credit Facility, depending upon its future operating performance, capital raising success, property and financing transactions and general economic conditions, it cannot assure you that it will continue to be in compliance. As of December 31, 2011, the Company has not drawn any funds from the Credit Facility.

NOTE 12 – DEFERRED FINANCING COSTS

Deferred financing costs include unamortized costs incurred to obtain financing which are being amortized over the term of the related debt. Accumulated amortization as of December 31, 2011 and December 31, 2010 was approximately $6,000 and $0, respectively. Estimated amortization expense of the existing deferred financing costs for the years ending December 31 are as follows (in thousands):

2012	$ 76
2013	76
2014	70
	$ 222

NOTE 13 – OPERATING EXPENSE LIMITATION WAIVER

Under its charter, the Company is required to limit its total operating expenses to the greater of 2% of its average invested assets or 25% of its net income for the four most recently completed fiscal quarters, as these terms are defined in its charter, unless the conflicts committee of the Company's Board of Directors has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended December 31, 2011 exceeded the charter imposed limitation; however, the conflicts committee determined that the relationship of the Company's operating expenses to its average invested assets was justified for these periods given the costs of operating a public company and the early stage of the Company's operations

NOTE 14 – SUBSEQUENT EVENTS

From January 1, 2012 to March 26, 2012, the Company raised approximately $19.2 million in offering proceeds through the issuance of approximately 1.9 million shares of common stock under its initial public offering. As of March 26, 2012, approximately 66.0 million shares remained available for sale to the public under the initial public offering, exclusive of shares available under the Company's distribution reinvestment plan.

On January 3, 2012, a fire substantially damaged three units at Town Park. Town Park was insured for the damage, estimated at approximately $350,000. Expected insurance proceeds to be awarded have not yet been determined.

On January 31, 2012, the Company added Arcadia and Town Park to the collateral pool of the Credit Facility and drew $650,000 against the Facility Amount. On February 29, 2012, the Company repaid $250,000 of this amount.

On February 9, 2012, the Company was the successful bidder at the foreclosure sale of the property collateralized by the Campus Club Note. Prior to this sale, the Company was unsuccessful in any attempt to restructure the loan or negotiate a discounted payoff of the Note. Title to Campus Club was transferred to the Company in on February 20, 2012.

On February 10, 2012, the Company's Board of Directors declared a stock distribution of 0.015 shares of common stock, or 1.5% of each outstanding share of common stock, to the stockholders of record at the close of business on March 31, 2012. Such stock distributions are to be paid on April 13, 2012.

On February 18, 2012, the redemption period relating to the second non-performing note terminated. The Company took possession of the property on February 20, 2012.

On March 21, 2012, the Company acquired the Deerfield non-performing note for $10.3 million. The note is collateralized by a property, located in Hermantown, Minnesota, and is a 166-unit multifamily residential rental property.

On March 27, 2012, the Company acquired The Bristol apartments for $11.4 million. The property, located in Houston, Texas, and is an 856-unit multifamily residential rental property.

The Company has evaluated subsequent events and determined that no events other than the above have occurred which would require an adjustment to the consolidated financial statements.

(Back to Financial Index)

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.
SCHEDULE III
Real Estate and Accumulated Depreciation
December 31, 2011
(dollars in thousands)

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I
Description	Encumbrances	Initial cost to Company	Cost capitalized subsequent to acquisition	Gross Amount at which carried at close of period	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which depreciation in latest income is computed
		Buildings and Land Improvements	Improvements Carrying Costs	Buildings and Land Improvements Total				
Real estate owned:								
Residential Omaha, NE	$ –	$ 221	$ 15	$ 236	$ (11)	1961	08/26/2010	3 - 27.5 years
Residential Houston, TX	–	7,542	3,248	10,790	(547)	1978	10/05/2010	3 - 27.5 years
Residential Birmingham, AL	–	5,963	1,238	7,201	(244)	1980	03/02/2011	3 - 27.5 years
Residential Philadelphia, PA	–	11,076	201	11,277	(153)	1961	08/02/2011	3 - 27.5 years
	$ –	$ 24,802	$ 4,702	$ 29,504	$ (955)			

	Year Ended December 31, 2011	Year Ended December 31, 2010
Balance, beginning of the period	$ 8,401	$ –
Additions during period:		
Acquisitions	17,039	7,763
Improvements, etc.	4,064	638
Balance, at close of period	$ 29,504	$ 8,401

(Back to Financial Index)

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.
SCHEDULE IV
Mortgage Loans on Real Estate
December 31, 2011
(in thousands)

Column A Description	Column B Interest rate	Column C Final maturity date	Column D Periodic payment term	Column E Prior liens	Column F Face amount of mortgages	Column G Carrying amount of mortgages	Column H Principal amount of loans subject to delinquent principal or interest
Residential Inkster, MI	Fixed interest rate of 6.25%	11/30/2010	n/a	n/a	$ 2,574	$ 1,641	
Residential Columbia City, IN	Fixed interest rate of 7.5%	10/28/2021	n/a	n/a	1,058	721	
Residential Kalamazoo, MI	Variable interest rate between 7.0 and 7.39%	12/30/2013	n/a	n/a	242	235	
Residential Dayton, OH	Fixed interest rate of 5.125%	01/01/2045	n/a	n/a	13,890	7,100	
Residential Tampa, FL	Fixed interest rate of 6.18%	07/01/2016	n/a	n/a	10,500	8,300	
					$ 28,264	$ 17,997	

	Year Ended December 31, 2011
Balance, beginning of the period	$ 6,250
Additions:	
New loans	17,997
Reductions:	
Foreclosures	(6,250)
Balance, end of the period	$ 17,997

Exhibit 21.1

Subsidiaries of the Registrant

RRE Opportunity Holdings, LLC

Resource Real Estate Opportunity OP, LP

RRE 107th Avenue Holdings, LLC

RRE Westhollow Holdings, LLC

RRE Crestwood Holdings, LLC

RRE Iroquois Holdings, LLC

RRE Iroquois, LP

RRE Campus Club Holdings, LLC

RRE Cannery Holdings, LLC

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Alan F. Feldman, certify that:

1) I have reviewed this annual report on Form 10-K for the year ended December 31, 2011 of Resource Real Estate Opportunity REIT, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

March 30, 2012

By: /s/ Alan F. Feldman
Alan F. Feldman
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven R. Saltzman, certify that:

1) I have reviewed this annual report on Form 10-K for the year ended December 31, 2011 of Resource Real Estate Opportunity REIT, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

March 30, 2012

By: /s/ Steven R. Saltzman
Steven R. Saltzman
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Resource Real Estate Opportunity REIT, Inc. ("the Company") on Form 10-K for the year ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Alan F. Feldman, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

March 30, 2012

By: /s/ Alan F. Feldman
Alan F. Feldman
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Resource Real Estate Opportunity REIT, Inc. ("the Company") on Form 10-K for the year ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven R. Saltzman, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

March 30, 2012

By: /s/ Steven R. Saltzman
Steven R. Saltzman
Chief Financial Officer
(Principal Financial Officer)

RESOURCE
REAL ESTATE

One Commerce Square
2005 Market Street, 15th Floor
Philadelphia, PA 19103
Phone: (866) 469-0219

www.ResourceREIT.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14A

(RULE 14a-101)
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to § 240.14a-12

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.
(Name of Registrant as Specified in its Charter)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:
(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:

☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

EAST\48195633.4

RESOURCE
REAL ESTATE OPPORTUNITY REIT, INC.

Proxy Statement and
Notice of Annual Meeting of Stockholders
To Be Held July 11, 2012

Dear Stockholder:

On Wednesday, July 11, 2012, we will hold our 2012 annual meeting of stockholders at One Commerce Square, 2005 Market Street, 15th Floor, Philadelphia, Pennsylvania 19103. The meeting will begin at 10:00 a.m. Directions to the meeting can be obtained by calling 1-866-469-0129.

We are holding this meeting to:

1. Elect five directors to hold office for one-year terms expiring in 2013.
   The Board of Directors recommends a vote FOR each nominee

2. Attend to such other business as may properly come before the meeting and any adjournment or postponement thereof.

Your Board of Directors has selected April 12, 2012 as the record date for determining stockholders entitled to vote at the meeting.

The proxy statement, proxy card and our 2011 annual report to stockholders (all included herewith) are being mailed to you on or about April 27, 2012.

Whether you plan to attend the meeting and vote in person or not, we urge you to have your vote recorded as early as possible. Stockholders have the following three options for submitting their votes by proxy: (1) via the internet; (2) by telephone; or (3) by mail, using the enclosed proxy card.

Your vote is very important! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 11, 2012:

Our proxy statement, form of proxy card and 2011 annual report to stockholders are also available at www.ResourceREIT.com/investor-relations.php

By Order of the Board of Directors

Jonathan Z. Cohen
Chairman

Philadelphia, Pennsylvania
April 27, 2012

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

Q: Why did you send me this proxy statement?

A: We sent you this proxy statement and the enclosed proxy card because our Board of Directors is soliciting your proxy to vote your shares at the 2012 annual stockholders meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission ("SEC") and is designed to assist you in voting.

Q: What is a proxy?

A: A proxy is a person who votes the shares of stock of another person who could not attend a meeting. The term "proxy" also refers to the proxy card or other method of appointing a proxy. When you submit your proxy, you are appointing Alan F. Feldman and Shelle Weisbaum, each of whom are our officers, as your proxies, and you are giving them permission to vote your shares of common stock at the annual meeting. The appointed proxies will vote your shares of common stock as you instruct, unless you submit your proxy without instructions. In this case, they will vote FOR all of the director nominees. With respect to any other proposals to be voted upon, they will vote in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in their discretion. If you do not submit your proxy, they will not vote your shares of common stock. This is why it is important for you to return the proxy card to us (or submit your proxy via the internet or by telephone) as soon as possible whether or not you plan on attending the meeting.

Q: When is the annual meeting and where will it be held?

A: The annual meeting will be held on Wednesday, July 11, 2012, at 10:00 a.m. at One Commerce Square, 2005 Market Street, 15th Floor, Philadelphia, Pennsylvania 19103.

Q: Who is entitled to vote?

A: Anyone who owned our common stock at the close of business on April 12, 2012, the record date, is entitled to vote at the annual meeting.

Q: How many shares of common stock are outstanding?

A: As of April 12, 2012, there were 11,167,404 shares of our common stock outstanding and entitled to vote.

Q: What constitutes a quorum?

A: A quorum consists of the presence in person or by proxy of stockholders holding a majority of the outstanding shares. There must be a quorum present in order for the annual meeting to be a duly held meeting at which business can be conducted. If you submit your proxy, even if you abstain from voting, then you will at least be considered part of the quorum.

Q: How many votes do I have?

A: You are entitled to one vote for each share of common stock you held as of the record date.

Q: What may I vote on?

A: You may vote on the election of nominees to serve on the Board of Directors and on any other proposal properly brought before the annual meeting.

Q: How does the Board of Directors recommend I vote on the proposal?

A: The Board of Directors recommends a vote FOR each of the nominees for election as director who are named in this proxy statement.

Q: How can I vote?

A: You can vote in person at the meeting or by proxy. Stockholders have the following three options for submitting their votes by proxy:

- by mail, by completing, signing, dating and returning the enclosed proxy card;
- via the internet at www.eproxy.com/rreo; or
- by telephone, by calling 1-866-977-7699.

For those stockholders with internet access, we encourage you to vote via the internet, since it is quick, convenient and provides a cost savings to us. When you vote via the internet or by telephone prior to the meeting date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and, therefore, not be counted. For further instructions on voting, see the enclosed proxy card. Voting via the internet is permitted under Section 2-507(c)(3) of the Maryland General Corporation Law.

If you elect to attend the meeting, you can submit your vote in person, and any previous votes that you submitted, whether by internet, telephone or mail, will be superseded.

Q: What if I submit my proxy and then change my mind?

A: You have the right to revoke your proxy at any time before the meeting by:

(1) notifying Shelle Weisbaum, our Secretary;
(2) attending the meeting and voting in person;
(3) returning another proxy card dated after your first proxy card, if we receive it before the annual meeting date; or
(4) recasting your proxy vote via the internet or by telephone.

Only the most recent proxy vote will be counted and all others will be discarded regardless of the method of voting.

Q: Will my vote make a difference?

A: Yes. Your vote could affect the composition of our Board of Directors. Moreover, your vote is needed to ensure that the proposal can be acted upon. Because we are a widely held company, **YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.**

Q: What are the voting requirements to elect the Board of Directors?

A: Under our charter a majority of the votes present in person or by proxy at the meeting is required for the election of the directors. This means that a director nominee needs to receive more votes for his or her election than against his or her election in order to be elected to the Board. Because of this majority vote requirement, **"withhold" votes and broker non-votes will have the effect of a vote against each nominee for director**. If an incumbent director nominee fails to receive the required number of votes for reelection, then under Maryland law, he or she will continue to serve as a "holdover" director until his or her successor is duly elected and qualified.

Q: What is a broker "non-vote"?

A: A broker "non-vote" occurs when a broker holding stock on behalf of a beneficial owner submits a proxy but does not vote on a non-routine proposal because the broker does not have discretionary power with respect to that item and has not received instructions from the beneficial owner. On July 1, 2009, the SEC eliminated the ability of brokers to exercise discretionary voting in uncontested director elections at stockholder meetings that are held on or after January 1, 2010. The change prohibits brokers from giving a proxy to vote with respect to an election of directors without receiving voting instructions from a beneficial owner. Beneficial owners of shares held in broker accounts are advised that, if they do not timely provide instructions to their broker, their shares will not be voted in connection with the election of directors at our annual meeting.

Q: How will voting on any other business be conducted?

A: Although we do not know of any business to be considered at the annual meeting other than the election of directors, if any other business is properly presented at the annual meeting, your submitted proxy gives authority to Alan F. Feldman and Shelle Weisbaum, and each of them, to vote on such matters in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in their discretion.

Q: When are the stockholder proposals for the next annual meeting of stockholders due?

A: Stockholders interested in nominating a person as a director or presenting any other business for consideration at our annual meeting of stockholders in 2013 may do so by following the procedures prescribed in Section 2.12 of our Bylaws and in the SEC's Rule 14a-8. To be eligible for presentation to and action by the stockholders at the 2013 annual meeting, director nominations and other stockholder proposals must be received by Shelle Weisbaum, our Secretary, no later than January 27, 2013. To also be eligible for inclusion in our proxy statement for the 2013 annual meeting, director nominations and other stockholder proposals must be received by Ms. Weisbaum by December 28, 2012.

Q: Who pays the cost of this proxy solicitation?

A: We will pay all of the costs of soliciting these proxies. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our stockholders.

Q: Is this proxy statement the only way that proxies are being solicited?

A: No. In addition to mailing proxy solicitation material, our directors and employees of our advisor or its affiliates, as well as third-party proxy service companies we retain, may also solicit proxies in person, via the internet, by telephone or by any other electronic means of communication we deem appropriate. We currently have no arrangements with paid solicitors.

Q: Where can I find more information?

A: We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC on the web site maintained by the SEC at http://www.sec.gov. Our SEC filings are also available to the public at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities.

CERTAIN INFORMATION ABOUT MANAGEMENT

The Board of Directors

We operate under the direction of our Board of Directors. The Board of Directors oversees our operations and makes all major decisions concerning our business. During 2011, our Board of Directors held twelve meetings. For biographical information regarding our directors, see " – Executive Officers and Directors."

Our Board has established two committees: the Audit Committee and the Conflicts Committee. Information regarding each of these committees is set forth below.

Board Leadership Structure

Since our inception, we have operated under a Board leadership structure with separate roles for our Chairman of the Board and our Chief Executive Officer. Jonathan Z. Cohen, as our Chairman of the Board, is responsible for presiding over the meetings of the Board of Directors and the annual meetings of stockholders, and Alan F. Feldman, as our Chief Executive Officer, is responsible for the general management of our business, financial affairs and our day-to-day operations. We believe it is beneficial to have a Chairman whose focus is to lead the Board and facilitate communication among directors and management. Accordingly, we believe this structure is the best governance model for us and our stockholders. We do not currently have a policy requiring the appointment of a lead independent director as all of our independent directors are actively involved in Board meetings.

The Role of the Board of Directors in our Risk Oversight Process

Our executive officers and our advisor are responsible for the day-to-day management of risks faced by the company, while the Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. No less than quarterly, our entire Board reviews information regarding the company's liquidity, credit, operations, and regulatory compliance, as well as the risks associated with each. In addition, each year our Board reviews variances between our current portfolio business plan and our original underwriting analysis and discusses risks related to the portfolio. The Audit Committee oversees risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. The Conflicts Committee manages risks associated with the independence of the Board of Directors and potential conflicts of interest involving our advisor and its affiliates. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks as well as through regular reports directly from the executive officers responsible for oversight of particular risks within the company.

Director Independence

Although our shares are not listed for trading on any national securities exchange, a majority of the members of our Board of Directors, and all of the members of the Audit Committee and the Conflicts Committee are "independent" as defined by the New York Stock Exchange ("NYSE"). The NYSE standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the Board of Directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). The Board of Directors has determined that Gary Lichtenstein, Lee F. Shlifer, and Thomas J. Ikeler each satisfies the bright-line criteria and that none has a relationship with us that would interfere with such person's ability to exercise independent judgment as a member of the Board. None of these directors has ever served as (or is related to) an employee of ours or any of our predecessors or acquired companies or received or earned any compensation from us or any such other entities except for compensation directly related to service as a director of us. Therefore, we believe that all of these directors are independent directors.

The Audit Committee

General

The Audit Committee assists the Board in overseeing:

- our accounting and financial reporting processes;
- the integrity and audits of our financial statements;
- our compliance with legal and regulatory requirements;
- the qualifications and independence of our independent auditors; and
- the performance of our internal and independent auditors.

The Audit Committee is also responsible for engaging independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, and considering and approving the audit and non-audit services and fees provided by the independent public accountants. The Audit Committee fulfills these responsibilities primarily by carrying out the activities enumerated in the Audit Committee Charter adopted by our board of directors in 2010. The Audit Committee Charter is available on our web site at www.ResourceREIT.com.

The members of the Audit Committee are Gary Lichtenstein (Chairman), Lee Shlifer and Thomas J. Ikeler. Each of the members of the Audit Committee is "independent" as defined by the New York Stock Exchange ("NYSE"). The Board has determined that Mr. Lichtenstein qualifies as the Audit Committee "financial expert" within the meaning of SEC rules. During 2011, the Audit Committee met eight times.

Independent Registered Public Accounting Firm

During the year ended December 31, 2011, Grant Thornton LLP served as our independent registered public accounting firm and provided certain tax and other services. Grant Thornton has served as our independent registered public accounting firm since our formation. We expect that Grant Thornton representatives will be present at the annual meeting of stockholders and they will have the opportunity to make a statement if they desire to do so. In addition, we expect that the Grant Thornton representatives will be available to respond to appropriate questions posed by stockholders. The Audit Committee anticipates that it will engage Grant Thornton as our independent auditors to audit our financial statements for the year ended December 31, 2012, subject to agreeing on fee estimates for the audit work. The Audit Committee may, however, select new auditors at any time in the future in its discretion if it deems such decision to be in our best interests. Any such decision would be disclosed to the stockholders in accordance with applicable securities laws.

Pre-Approval Policies

In order to ensure that the provision of such services does not impair the auditors' independence, the Audit Committee charter imposes a duty on the Audit Committee to pre-approve all auditing services performed for us by our independent auditors, as well as all permitted non-audit services. In determining whether or not to pre-approve services, the Audit Committee will consider whether the service is a permissible service under the rules and regulations promulgated by the SEC. The Audit Committee, may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided any such approval is presented to and approved by the full Audit Committee at its next scheduled meeting.

All services rendered by Grant Thornton for the year ended December 31, 2011 were preapproved in accordance with the policies and procedures described above.

Principal Independent Registered Public Accounting Firm Fees

The aggregate fees billed to us for professional accounting services, including the audit of our annual financial statements by Grant Thornton for the years ended December 31, 2011 and 2010, are set forth in the table below.

	December 31,	
	2011	2010
Audit fees	$ 42,110	$ 26,010
Audit-related fees	41,452	33,656
Tax fees	–	–
All other fees	13,355	27,830
Total	$ 96,917	$ 87,496

For purposes of the preceding table, Grant Thornton's professional fees are classified as follows:

- Audit fees – These are fees for professional services performed for the audit of our annual financial statements and other procedures performed by Grant Thornton in order for them to be able to form an opinion on our consolidated financial statements.
- Audit-related fees – These are fees for assurance and related services that traditionally are performed by independent auditors that are reasonably related to the performance of the audit or review of the financial statements, the required review of quarterly financial statements and other procedures performed by Grant Thornton such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, internal control reviews and consultation concerning financial accounting and reporting standards.
- Tax fees – These are fees for all professional services performed by professional staff in our independent auditor's tax division, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning and tax advice, including federal, state and local issues. Services may also include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state and local tax issues related to due diligence.
- All other fees – These fees cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements.

Report of the Audit Committee

The function of the Audit Committee is oversight of the financial reporting process on behalf of the Board of Directors. Management has responsibility for the financial reporting process, including the system of internal control over financial reporting, and for the preparation, presentation and integrity of our financial statements. In addition, the independent auditors devote more time and have access to more information than does the Audit Committee. Membership on the Audit Committee does not call for the professional training and technical skills generally associated with career professionals in the field of accounting and auditing. Accordingly, in fulfilling their responsibilities, it is recognized that members of the Audit Committee are not, and do not represent themselves to be, performing the functions of auditors or accountants.

In this context, the Audit Committee reviewed the 2011 audited financial statements with management, including a discussion of the quality and acceptability of our financial reporting, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee discussed with Grant Thornton, which is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, the matters required to be discussed under the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee received from Grant Thornton the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Grant Thornton's communications with the Audit Committee concerning independence, and discussed with Grant Thornton their independence from us. In addition, the Audit Committee considered whether Grant Thornton's provision of non-audit services is compatible with Grant Thornton's independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the SEC.

April 17, 2012

The Audit Committee of the Board of Directors:
Gary Lichtenstein (Chairman), Lee F. Shlifer, and Thomas J. Ikeler

The Conflicts Committee

General

The members of our Conflicts Committee are Lee F. Shlifer (Chairperson), Gary Lichtenstein and Thomas J. Ikeler, all of whom are independent directors. Our charter empowers the Conflicts Committee to act on any matter permitted under Maryland law if the matter at issue is such that the exercise of independent judgment by directors who are affiliates of our advisor could reasonably be compromised. Among the duties of the Conflicts Committee are the following:

- reviewing and reporting on our policies (see " – Report of the Conflicts Committee" below);
- approving transactions with affiliates and reporting on their fairness to us (see " – Report of the Conflicts Committee" below);
- supervising and evaluating the performance and compensation of our advisor;
- reviewing our expenses and determining that they are reasonable and within the limits prescribed by our charter;
- approving borrowings in excess of limits set forth in our charter; and
- discharging the Board's responsibilities relating to compensation.

The primary responsibilities of the Conflicts Committee are enumerated in our charter. The Conflicts Committee does not have a separate committee charter. The Conflicts Committee held eleven meetings during 2011.

Oversight of Executive Compensation

As noted above, our Conflicts Committee discharges the Board's responsibilities relating to the compensation of our executives. However, we currently do not have any paid employees and our executive officers do not receive any compensation directly from us.

Report of the Conflicts Committee

Review of our Policies

The Conflicts Committee has reviewed our policies and determined that they are in the best interest of our stockholders. Set forth below is a discussion of the basis for that determination.

Offering Policy. We commenced an initial public offering on June 16, 2010, pursuant to which we are offering 75 million shares of common stock in our primary offering at $10 per share. We are also offering 7.5 million shares of our common stock under our distribution reinvestment plan at $9.50 per share. As of December 31, 2011, we had raised approximately $71.4 million of gross proceeds from the sale of approximately 1.2 million shares of our common stock in our public offering. We currently believe this offering is in the best interests of our stockholders because it increases the likelihood that we will be able to acquire a diverse portfolio of investments, thereby reducing risk in our portfolio.

Acquisition and Investment Policies. We intend to purchase a diversified portfolio of U.S. commercial real estate and real estate related debt that has been significantly discounted due to the effects of recent economic events and high levels of leverage on U.S. commercial real estate, including properties that may benefit from extensive renovations intended to increase their long-term values. We have a particular focus on operating multifamily assets, and we intend to target this asset class while also purchasing interests in other types of commercial property assets consistent with our investment objectives. Our targeted portfolio consists of commercial real estate assets, principally (i) non-performing or distressed loans, including but not limited to first- and second-priority mortgage loans, mezzanine loans, B-Notes and other loans, (ii) real estate owned by financial institutions, usually as a result of foreclosure, (iii) value-add multifamily rental properties, (iv) discounted investment-grade commercial mortgage-backed securities and (v) and other real estate related assets we purchase either directly or with a co-investor or joint venture partner. We anticipate holding approximately 55% of our total assets in categories (i) and (ii) listed above, 30% of our total assets in category (iii) listed above and 15% of our total assets in category (iv) listed above. If in our initial public offering we are only able to raise an amount substantially less than our maximum offering, we intend to focus on categories (i) and (ii).

Following years of unprecedented appreciation in commercial real estate values fueled by readily available and inexpensive credit, the commercial real estate market began a significant decline in late 2007 as a result of the massive contraction in the credit and securitization markets. We believe that this decline has produced an attractive environment to acquire commercial real estate and real estate-related debt at significantly discounted prices. We believe that there are sufficient acquisition opportunities that meet our investment focus and that our current acquisition and investment policies continue to be in the best interests of our stockholders.

Borrowing Policy. We intend to make equity investments with cash but intend to leverage strategically to enhance our returns. Although there is no limit on the amount we can borrow to acquire a single real estate investment, we may not leverage our assets with debt financing such that our total liabilities exceed 75% of the aggregate value of our assets unless a majority of our Conflicts Committee members find substantial justification for borrowing a greater amount. Examples of such a substantial justification include to obtain funds for the following: (i) to repay existing obligations, (ii) to pay sufficient distributions to maintain REIT status, or (iii) to buy an asset where an exceptional acquisition opportunity presents itself and the terms of the debt agreement and the nature of the asset are such that the debt does not increase the risk that we would become unable to meet our financial obligations as they became due. On a total portfolio basis, however, based on current lending market conditions, we anticipate that we will not leverage our assets with debt financing in excess of 35% of the aggregate value of our assets. If we hold distressed assets and stabilize them, we believe that we may be able to and we expect to increase this level of debt financing on such assets. As of December 31, 2011, we had no outstanding debt. We believe the current borrowing policies are in the best interests of our stockholders because they provide us with an appropriate level of flexibility to purchase assets promptly and begin generating returns quickly, while limiting risk to stockholder capital associated with excessive leverage.

Disposition Policy. We are not required to hold a real estate investment for any particular minimum term before it is sold, refinanced or otherwise disposed of. After we have paid down any acquisition financing on a property, if and when the property has increased in value, we may refinance the property and distribute the proceeds, after fees, expenses and payment of other obligations and reserves, to our stockholders. The determination as to whether and when a particular real estate investment should be sold, refinanced or otherwise disposed of, will be made by our advisor after a consideration of relevant factors, including:

- performance of the real estate investment;
- market conditions;
- the structure of the current financing and currently available refinancing;
- achieving our principal investment objectives;
- the potential for future capital appreciation;
- cash flow; and
- federal income tax considerations.

In addition, with respect to refinancing properties, our advisor will consider the amount of our initial cash investment and whether the property is subject to financing that comes due in a relatively short term. Our disposition policy provides us with the flexibility to time and structure property sales in a manner that optimizes our investment return. For this reason, we believe the current disposition policy is in the best interests of our stockholders.

Policy Regarding Working Capital Reserves. We establish an annual budget for capital requirements and working capital reserves each year that we update periodically during the year. We may set aside proceeds from our primary public offering for working capital purposes. We do not expect to use more than 1.0% of the gross proceeds from our primary offering for working capital reserves. We may also use debt proceeds, our cash flow from operations and proceeds from our distribution reinvestment plan to meet our needs for working capital and to build a moderate level of cash reserves.

Policy Regarding Operating Expenses. We have the responsibility of limiting total operating expenses to no more than the greater of 2% of our average invested assets or 25% of our net income, as these terms are defined by our charter, unless the Conflicts Committee has determined that such excess expenses were justified based on unusual and non-recurring factors. For the four consecutive quarters ended December 31, 2011, total operating expenses represented 6.5% of average invested assets and we had a net loss of $7.1 million. The Conflicts Committee determined that the relationship of our operating expenses to our average invested assets was justified for the four quarters ended December 31, 2011 given the costs of operating a public company during the early stage of our operations.

Liquidation or Listing Policy. We believe it is in the best interest of our stockholders not to list our common shares on a national exchange at this time. First, we are in the fundraising and asset-acquisition stage of our life cycle, and remaining unlisted improves our ability to continue to raise new equity and purchase additional assets so that the investment portfolio can achieve greater size and diversification. Second, we believe it is more cost effective to remain unlisted and utilize our external advisor at the present time than it would be to internalize all the resources necessary to operate a listed company. Third, our shares are offered as a long-term investment. We believe that the ability to provide our stockholders with liquidity in the near-term is outweighed by the long-term benefits of completing the current offering and allowing the portfolio to mature. In making the decision of whether to apply for listing of our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for stockholders.

Policy regarding Transactions with Affiliates. Our charter requires our Conflicts Committee, which consists of all of our independent directors, to review and approve all transactions between us and our advisor, any of our officers or directors or any of their affiliates. Prior to entering into a transaction with a related party, a majority of the Conflicts Committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. In addition, our Code of Conduct and Ethics lists examples of types of transactions with related parties that would create prohibited conflicts of interest and requires our officers and directors to be conscientious of actual and potential conflicts of interest with respect to our interests and to seek to avoid such conflicts or handle such conflicts in an ethical manner at all times consistent with applicable law. Our executive officers and directors are required to report potential and actual conflicts to a designated compliance officer, currently our chief legal officer, or, if the compliance officer is affected by the conflict, directly to the Chairman of our Conflicts Committee.

Certain Transactions with Related Persons

The Conflicts Committee has reviewed the material transactions between our affiliates and us since the beginning of 2011 as well as any such currently proposed transactions. Set forth below is a description of such transactions and the committee's report on their fairness.

Our executive officers, Alan F. Feldman, Kevin M. Finkel, Steven R. Saltzman, Shelle Weisbaum, and David E. Bloom, are also executive officers of our advisor and our property manager, Resource Real Estate Opportunity Manager, LLC. Each of these individual are also employed by Resource America, Inc. ("RAI"), which indirectly owns our advisor, our property manager, and the dealer manager of our private offering and our initial public offering, Resource Securities, Inc. Mr. Feldman, who is also one of our directors, Mr. Finkel, and Jonathan Z. Cohen, the Chairman of our Board of Directors, are the managers of our advisor and our property manager. In addition, Mr. Cohen is the President and Chief Executive of RAI. Mr. Cohen is also the son of the Chairman of RAI, Edward E. Cohen.

Our Relationship with our Advisor

We have entered into an advisory agreement with our advisor pursuant to which our advisor is responsible for managing, operating, directing and supervising the operations and administration of us and our assets. Pursuant to the terms of the advisory agreement, our advisor is entitled to specified fees upon the provision of certain services, including payment of acquisition fees, asset management fees, disposition fees, debt financing fees and reimbursement of certain expenses related to our offerings and our operations, including organization and offering expenses, acquisition expenses and operating expenses.

We pay our advisor an acquisition fee of 2.0% of the cost of investments acquired plus any capital expenditure reserves allocated, or the amount funded by us to acquire loans, including acquisition expenses and any debt attributable to such investments. For the year ended December 31, 2011, our advisor earned approximately $538,000 in acquisition fees, which were all paid to our advisor as of December 31, 2011.

We pay our advisor a monthly asset management fee equal to one-twelfth of 1.0% of the higher of the cost or the independently appraised value of each asset, without deduction for depreciation, bad debts or other non-cash reserves. The asset management fee is based only on the portion of the costs or value attributable to our investment in an asset if we do not own all or a majority of an asset and do not manage or control the asset. For the year ended December 31, 2011, our advisor earned approximately $343,000 in asset management fees. As of December 31, 2011, a total of $7,000 of asset management fees due to our advisor was unpaid.

We pay our advisor a disposition fee in connection with of the sale of a property equal to the lesser of one half of the aggregate brokerage commission paid, or if none is paid, 2.75% of the contract sales price. No disposition fees were paid for the year ending December 31, 2011, as we did not dispose of any of our real estate properties.

We pay our advisor a debt financing fee upon obtaining any debt financing for which our advisor provided substantial services equal to 0.5% of the amount available under the obtained financing. We entered into a secure revolving credit facility in December 2011; however, no collateral was included in the collateral pool until January 2012. Therefore, no debt financing fees were paid for the year ended December 31, 2011.

We also pay directly or reimburse our advisor for all of the expenses paid or incurred by our advisor or its affiliates on our behalf or in connection with the services provided to us in relation to our ongoing public offering. This includes all organization and offering costs of up to 2.5% of gross offering proceeds, but only to the extent that such reimbursement will not cause organization and offering expenses (other than selling commissions and the dealer manager fee) to exceed 2.5% of gross offering proceeds as of the date of such reimbursement. For the year ended December 31, 2011, such organization and offering costs paid by our advisor totaled approximately $600,000. As of December 31, 2011, a total of $1.9 million of these advances from our advisor for organization and offering costs were unpaid and due to our advisor. As of December 31, 2011, amounts paid for organization and offering costs directly by us totaled $1.4 million.

This expense reimbursement also includes expenses our advisor incurs in connection with providing services to us, including our allocable share of costs for advisor personnel and overhead, and out of pocket expenses incurred in connection with the selection and acquisition of properties or other real estate related debt investments, whether or not we ultimately acquire the investment. However, we do not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor earns acquisition or disposition fees. For the year ended December 31, 2011, our advisor advanced funds to us for these operating expenses of $900,000. As of December 31, 2011, a total of $1.75 million of these advances from our advisor for operating costs were unpaid and due to our advisor.

On June 17, 2011, we entered into a $1.4 million bridge loan with our advisor, at an interest rate of 6.5% with a maturity of six months. The principal plus interest of $3,000 were repaid in full on June 28, 2011. We also paid our advisor a 1% origination fee of $14,000 for arranging this financing.

We pay our advisor a debt servicing fee of 2.75% on payments received from our debt investments. For the year ended December 31, 2011, our advisor earned approximately $27,000 in debt servicing fees. As of December 31, 2011, no debt servicing fees were owed to our advisor.

The Conflicts Committee considers our relationship with our advisor during 2011 to be fair. The Conflicts Committee believes that the amounts payable to the advisor under the advisory agreement are similar to those paid by other publicly offered, unlisted, externally advised REITs and that this compensation is necessary in order for our advisor to provide the desired level of services to us and our stockholders.

Our Relationship with our Dealer-Manager

We executed a dealer manager agreement with our dealer manager, pursuant to which our dealer manager is responsible for marketing our shares in our public offering. Pursuant to the terms of the dealer manager agreement, we pay our dealer manager selling commissions in the amount of up to 7% of gross public offering proceeds and a dealer manager fee of up to 3% of gross offering proceeds. Our dealer manager reallows all selling commissions earned and up to 1.0% of the dealer manager fee as a marketing fee to participating broker-dealers. No selling commissions or dealer manager fees are paid in connection with sales under our distribution reinvestment plan. Additionally, we may reimburse our dealer manager for bona fide invoiced due diligence expenses. For the year ended December 31, 2011, our dealer manager earned selling commissions and dealer manager fees of approximately $5.5 million. For the year ended December 31, 2011, we did not reimburse our dealer manager for any due diligence expenses.

For the year ended December 31, 2011, the costs of raising capital in our public offering represented approximately 15% of the capital raised.

The Conflicts Committee believes that this arrangement with our dealer manager is fair. The compensation payable to our dealer manager reflects our belief that such selling commissions and dealer manager fees will maximize the likelihood that we will be able to achieve our goal of acquiring a large, diversified portfolio of real estate and real estate-related investments.

Our Relationship with our Property Manager

We have entered into a management agreement with our property manager pursuant to which it manages real estate properties and real estate-related debt investments and coordinates the leasing of, and manages construction activities related to, some of our real estate properties. Pursuant to the terms of the management agreement, our property manager is entitled to specified fees upon the provision of certain services, including payment of a construction management fee and property management/debt servicing fees. For the year ended December 31, 2011, our property manager earned approximately $300,000 in property management fees. As of December 31, 2011, a total of $46,000 of such fees was unpaid and due to our property manager.

During the ordinary course of business, our property manager or other affiliates of RAI may pay certain shared operating expenses on our behalf. Reimbursable expenses payable to our property manager or its affiliates as of December 31, 2011 totaled $73,000.

The Conflicts Committee believes that this arrangement with our property manager is fair and reasonable and on terms and conditions no less favorable to us than those available from unaffiliated third parties.

Other Transactions involving Affiliates

There were no additional transactions between us and our affiliates.

April 17, 2012

The Conflicts Committee of the Board of Directors:
Lee Shlifer (Chairman), Gary Lichtenstein and Thomas J. Ikeler

Nomination of Directors

General

We do not have a standing nominating committee. However, our Conflicts Committee, which is composed of all of our independent directors, is responsible for identifying and nominating replacements for vacancies among our independent director positions. Our Board believes that the primary reason for creating a standing nominating committee is to ensure that candidates for independent director positions can be identified and their qualifications assessed under a process free from conflicts of interest with us. Because nominations for vacancies in independent director positions are handled exclusively by a committee composed only of independent directors, our Board of Directors has determined that the creation of a standing nominating committee is not necessary. Nominations for replacements for vacancies among non-independent director positions are considered and made by the full Board. We do not have a charter that governs the director nomination process.

Board Membership Criteria

With respect to filling vacancies for independent director positions, the Conflicts Committee reviews the appropriate experience, skills and characteristics required of Board members in the context of the then-current membership of the Board. The full Board annually conducts a similar review with respect to all director nominations. This assessment includes, in the context of the perceived needs of the Board at that time, issues of knowledge, experience, judgment and skills, such as an understanding of the real estate and real estate finance industry or accounting or financial management expertise. The Board seeks to nominate directors with diverse backgrounds, experiences and skill sets that complement each other so as to maximize the collective knowledge, experience, judgment and skills of the entire Board. The Board assesses its effectiveness in achieving this goal annually, in part, by reviewing the diversity of the skill sets of the directors and determining whether there are any deficiencies in the Board's collective skill set that should be addressed in the nominating process. The Board made such an assessment in connection with director nominations for the 2012 annual stockholders' meeting and determined that the composition of the current Board of Directors satisfies its diversity objectives.

Other considerations in director nominations include the candidate's independence from conflict with us and the ability of the candidate to attend Board meetings regularly and to devote an appropriate amount of time in preparation for those meetings. It also is expected that independent directors nominated by the Conflicts Committee will be individuals who possess a reputation and hold positions or affiliations befitting a director of a publicly held company and who are actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community. Moreover, as required by our charter, at least one of our independent directors must have at least three years of relevant real estate experience, and each director who is not an independent director must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets we acquire and manage.

Selection of Directors

Unless otherwise provided by Maryland law, the Board of Directors is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that the Conflicts Committee must nominate replacements for any vacancies among the independent director positions. All director nominees stand for election by the stockholders annually.

In nominating candidates for the Board of Directors, the Board (or the Conflicts Committee, as appropriate) solicits candidate recommendations from its own members and from the management of our advisor. The Board and the Conflicts Committee may also engage the services of a search firm to assist in identifying potential director nominees.

The Board and the Conflicts Committee will consider recommendations made by stockholders for director nominees who meet the established director criteria set forth above. In order to be considered for nomination, recommendations made by stockholders must be submitted within the timeframe required to request a proposal to be included in the proxy materials. See "Stockholder Proposals" below. In evaluating the persons recommended as potential directors, the Board (or the Conflicts Committee, as appropriate) will consider each candidate without regard to the source of the recommendation and take into account those factors that they determine are relevant. Stockholders may directly nominate potential directors (without the recommendation of the committee) by satisfying the procedural requirements for such nomination as provided in Article II, Section 2.12 of our Bylaws. Any stockholder may request a copy of our Bylaws free of charge by calling 1-866-459-0129.

Stockholder Communications with the Board of Directors

We have established several means for stockholders to communicate concerns to the Board of Directors. If the concern relates to our financial statements, accounting practices, or internal controls, stockholders should submit the concern in writing to the Chairman of our Audit Committee in care of our Secretary at our headquarters address. If the concern relates to our governance practices, business ethics, or corporate conduct, stockholders should submit the concern in writing to the Chairman of our Conflicts Committee in care of our Secretary at our headquarters address. If uncertain as to which category a concern relates, a stockholder may communicate the concern to any one of the independent directors in care of our Secretary.

Stockholders also may communicate concerns with our directors at our annual meeting. Although we do not have a policy regarding the attendance of our Board members at annual meetings of our stockholders, we expect that the Chairman of our Board will be present at all such meetings. We expect all of our directors to be present at our 2012 annual meeting. All of our directors were present, in person or via telephone, at our 2011 annual meeting.

Executive Officers and Directors

We have provided below certain information about our executive officers and directors. All of our directors have terms expiring on the date of the 2012 annual meeting and are being nominated for re-election to serve until the 2013 annual meeting and until his or her successor is elected and qualified.

Name*	Age**	Positions
Jonathan Z. Cohen	41	Chairman of the Board
Alan F. Feldman	48	Chief Executive Officer and Director
Kevin M. Finkel	40	Chief Operating Officer and President
Steven R. Saltzman	48	Chief Financial Officer, Senior Vice President and Treasurer
Shelle Weisbaum	51	Chief Legal Officer, Senior Vice President and Secretary
David E. Bloom	47	Senior Vice President
Gary Lichtenstein	64	Independent Director
Lee F. Shlifer	63	Independent Director
Thomas J. Ikeler	56	Independent Director

* The address of each executive officer and director listed is One Commerce Square, 2005 Market Street, 15th Floor, Philadelphia, Pennsylvania 19103.

** As of April 12, 2012.

Jonathan Z. Cohen has been our Chairman of the Board since October 2009 and one of our directors since our formation in June 2009. Mr. Cohen has also served as a manager of our advisor since its formation in June 2009. In addition, Mr. Cohen has served as Chairman and a director of Resource Real Estate Management, LLC since August 2007. Mr. Cohen has been President since 2003 and Chief Executive Officer since May 2004 of RAI and has also served as Chairman and a director of Resource Financial since February 2005. Mr. Cohen was Executive Vice President of RAI from 2001 to 2003, Senior Vice President of RAI from 1999 to 2001 and a Vice President from 1998 to 1999. Mr. Cohen also is Vice Chairman of Atlas Energy, Inc. (formerly Atlas America, Inc.) and Atlas Pipeline Partners GP, LLC. Mr. Cohen is the son of the Chairman of RAI, Mr. Edward E. Cohen. Mr. Cohen received his Bachelor of Arts degree from the University of Pennsylvania, and his Juris Doctor degree from American University's Washington College of Law.

The Board of Directors has determined that it is in the best interests of our company and our stockholders for Mr. Cohen, in light of his extensive company-specific operational, finance and market experience, his leadership abilities, and his expertise in the acquisition and ownership of discounted commercial real estate and real estate-related debt, to serve as a director on the Board of Directors.

Alan F. Feldman has been our Chief Executive Officer and director since our formation in June 2009. Mr. Feldman has also served as the Chief Executive Officer and Manager of our advisor since its formation in June

2009. In addition, Mr. Feldman has served as a director and Chief Executive Officer of Resource Real Estate since May 2004, President and a director of Resource Real Estate Management, LLC since August 2007 and a Senior Vice President of RAI since August 2002. From 1998 to 2002, Mr. Feldman was a Vice President at Lazard Freres & Co., an investment banking firm specializing in real estate matters. From 1992 through 1998, Mr. Feldman was an Executive Vice President of the Pennsylvania Real Estate Investment Trust and its predecessor, The Rubin Organization. From 1990 to 1992, Mr. Feldman was a director at Strouse, Greenberg & Co., a regional full service real estate company. From 1986 through 1988, Mr. Feldman was an engineer at Squibb Corporation. Mr. Feldman received a Bachelor of Science degree and Master of Science degree from Tufts University, and a Master of Business Administration, Real Estate and Finance concentration degree from The Wharton School, University of Pennsylvania.

The Board of Directors has determined that it is in the best interests of our company and our stockholders for Mr. Feldman, in light of his day-to-day company-specific operational experience, significant finance and market experience, and his real estate investment trust experience, to serve as a director on the Board of Directors.

Kevin M. Finkel has been our Chief Operating Officer and President since our formation in June 2009. Mr. Finkel has also served as President and Manager of our advisor since its formation in June 2009. In addition, Mr. Finkel has served as Executive Vice President since January 2008 and Director of Acquisitions since May 2004 of Resource Real Estate. Mr. Finkel joined RAI in November 2002, and has been a Vice President of RAI since April 2006. Prior to joining Resource Capital, Mr. Finkel was an investment banker at Barclays Capital from 1998 to 2000 and at Deutsche Bank Securities from 1994 to 1998. Mr. Finkel received a Bachelor of Arts degree with Honors in Economics from the University of Pennsylvania, and a Master of Business Administration degree from the UCLA Anderson School of Management.

Steven R. Saltzman has been our Chief Financial Officer, Senior Vice President and Treasurer since our formation in June 2009. Mr. Saltzman has also served as Chief Financial Officer and Senior Vice President for our advisor since its formation in June 2009. In addition, Mr. Saltzman has served as Vice President and Controller of Resource Real Estate since May 2004 and Vice President of Finance of Resource Real Estate Management, LLC since August 2007. From 1999 to 2003, Mr. Saltzman was Controller at WP Realty, Inc., a regional developer and property manager specializing in community shopping centers. Mr. Saltzman began his real estate career in 1988 as a Property Controller at The Rubin Organization, a predecessor to the Pennsylvania Real Estate Investment Trust. Mr. Saltzman began his professional career at Price Waterhouse from 1985 to 1988. Mr. Saltzman earned a Bachelor of Science degree from The Wharton School, University of Pennsylvania. Mr. Saltzman is both a Certified Public Accountant and a Certified Management Accountant.

Shelle Weisbaum has been our Chief Legal Officer, Senior Vice President and Secretary since our formation in June 2009. Ms. Weisbaum has also served as Chief Legal Officer, Senior Vice President, Secretary and Treasurer of our advisor since its formation in June 2009. Ms. Weisbaum has also served as Vice President, General Counsel and Secretary of Resource Real Estate and Vice President and Secretary of Resource Real Estate Management, LLC since August 2007. Ms. Weisbaum joined Resource Real Estate in October 2006 from Ledgewood Law, a Philadelphia-based law firm, where she practiced commercial real estate law from 1998 to 2006 as an associate and later a partner of the firm. Prior to Ledgewood, from 1987 to 1998, Ms. Weisbaum was Vice President and Assistant General Counsel at the Philadelphia Stock Exchange. Ms. Weisbaum received a Bachelor of Science degree in Business Administration from Boston University and a Juris Doctor degree from Temple University.

David E. Bloom has been our Senior Vice President since our formation in June 2009. Mr. Bloom has also served as the Senior Vice President of our advisor since its formation in June 2009. In addition, Mr. Bloom has served as President and a director of Resource Real Estate since May 2004, and as Senior Vice President of RAI, a position he has held since September 2001. Mr. Bloom joined RAI from Colony Capital, LLC, a Los Angeles-based real estate fund, where he was a Senior Vice President, as well as a Principal of Colony Capital Asia Pacific from 1999 to 2001. From 1998 to 1999, Mr. Bloom was a director at Sonnenblick-Goldman Company, a New York based real estate investment bank. From 1992 to 1998, Mr. Bloom practiced law in the real estate and corporate departments of Wilkie Farr & Gallagher in New York and Drinker Biddle & Reath in Philadelphia. Prior to practicing law, Mr. Bloom began his real estate career in 1987 as an Acquisitions and Development Associate with Strouse, Greenberg & Company, a regional full-service real estate company. Mr. Bloom received a Bachelor of Arts degree in American Public Policy from Ursinus College and a Juris Doctor degree from Rutgers University School of Law.

Gary Lichtenstein has been one of our directors since September 2009. Mr. Lichtenstein served as a partner of Grant Thornton LLP, a registered public accounting firm, from 1987 to July 2009. He worked at Grant Thornton LLP from 1974 to 1977 and served as a manager at Grant Thornton LLP from 1977 to 1987. Prior to joining Grant Thornton LLP, Mr. Lichtenstein served as an accountant for Soloway & von Rosen CPA from 1970 to 1974 and for Touche Ross Bailey & Smart from 1969 to 1970. Mr. Lichtenstein serves on the Executive Board and serves as Chairman of the Diabetes Partnership of Cleveland. He received his Bachelor of Business Administration and his Juris Doctor degree from Cleveland State University.

The Board of Directors has determined that it is in the best interests of our company and our stockholders for Mr. Lichtenstein, in light of his public company accounting and financial reporting expertise, to serve as a director on the Board of Directors.

Lee Shlifer has been one of our directors since September 2009. Mr. Shlifer has served as Founder, President and broker for Signature Investment Realty, Inc., an investment brokerage and management/consulting firm that emphasizes the acquisition and management of multifamily apartment buildings, since 1985. Prior to founding Signature Investment Realty, Inc., he served as Vice President of Marketing for Spencer Industries from 1979 to 1981. In addition, Mr. Shlifer served as a psychotherapist for the Eastern Pennsylvania Psychiatric Institute from 1978 to 1979. Mr. Shlifer is a member of the Board of Directors of ELIT, a non-profit organization that operates schools in India and Pakistan to teach impoverished women basic computer skills. He received his Bachelor of Arts degree from the University of Pennsylvania and his Masters of Arts degree in Clinical Psychology from The New School for Social Research.

The Board of Directors has determined that it is in the best interests of our company and our stockholders for Mr. Shlifer, in light of his significant finance and real estate market experience and his expertise in the acquisition and management of multifamily apartment buildings, to serve as a director on the Board of Directors.

Thomas J. Ikeler has been one of our directors since September 2009. Since, January 2010, Mr. Ikeler has served as Managing Director, Capital Markets of Penzance, a private equity real estate investment and operating company, based in Washington, DC, and is one of four members of its Executive Committee. He is involved with all aspects of the firm's investment activities, including acquisitions, development and capital placement. Immediately prior to this, from January 2009 to January 2010, Mr. Ikeler was President of K2 Capital Advisors, LLC, a boutique advisory practice that assisted real estate companies in selling or capitalizing existing assets and new acquisitions. From 2005 to 2009, Mr. Ikeler served as Managing Director of Jones Lang LaSalle, one of the largest global real estate service firms with 180 offices in 60 countries and over 36,000 employees, where he specialized in commercial property and multifamily equity and debt financing. From 1999 to 2005, he served as Managing Director of Aegis Realty Consultants, the real estate banking affiliate of Berwind Property Group, which owns and operates more than 25,000 apartment units and 100 communities. From 1997 to 1999, Mr. Ikeler served as Vice President/Corporate Finance for Security Capital Group and Senior Vice President for a subsidiary. From 1994 to 1997, he established a real estate investment and advisory firm that targeted "off market" opportunities and advised institutional owners and operators of real estate, which included serving as lead outside advisor to RF&P Corporation, a private REIT owned by the Virginia Retirement System. He received his Bachelor of Arts degree from Bucknell University and his Master in Business Administration from Harvard University.

The Board of Directors has determined that it is in the best interests of our company and our stockholders for Mr. Ikeler, in light of his significant experience in finance and real estate markets and his expertise in commercial property and multifamily equity and debt financing, to serve as a director on the Board of Directors.

Compensation of Executive Officers

Our executive officers do not receive compensation directly from us for services rendered to us. Our executive officers are also officers of our advisor and its affiliates and are compensated by these entities, in part, for their services to us. Under the terms of our advisory agreement, our advisor is responsible for providing our day-to-day management, subject to the authority of our Board of Directors. See "– The Conflicts Committee – Report of the Conflicts Committee – Certain Transactions with Related Persons" for a discussion of the fees paid and expenses reimbursed to our advisor and its affiliates in connection with managing our operations. Included in the organization and offering costs for which we reimburse our advisor up to 2.5% of gross offering proceeds as of the date of reimbursement, are expenses related to the portion of our executive officers' salaries allocated to providing services to us related to our initial public offering.

When reimbursing our advisor for organization and offering expenses, subject to the above-described limitation, we first reimburse all costs incurred to third-parties to date; once all third-party costs have been reimbursed, we then reimburse our advisor for personnel expenses, including expenses related to our allocable portion of the salaries of our executive officers incurred to date. During the year ended 2011, we did not reimburse our advisor for any portion of the salaries of our executive officers because organization and offering expenses incurred by our advisor were in excess of 2.5% of gross offering proceeds and third-party costs incurred to date were reimbursed first.

Compensation of Directors

We have provided below certain information regarding compensation paid to or earned by our directors during the 2011 fiscal year.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Jonathan Z. Cohen [1]	–	–	–
Alan F. Feldman [1]	–	–	–
Gary Lichtenstein	$ 53,000	–	$ 53,000
Lee F. Shlifer	$ 50,000	–	$ 50,000
Thomas J. Ikeler	$ 40,000	–	$ 40,000

(1) Directors who are not independent of us do not receive compensation for services rendered as a director.

Cash Compensation

We pay each of our independent directors:

- an annual retainer of $25,000 ($30,000 for the chairman of the Audit Committee);
- $1,000 per each Board meeting attended in person;
- $1,000 per each committee meeting attended in person, except that the Chairman of the committee is paid $2,000 for each meeting attended in person;
- $500 per each Board meeting attended by telephone; and
- $500 per each committee meeting attended by telephone, except that the Chairman of the committee is paid $1,000 for each meeting attended by telephone.

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.

STOCK OWNERSHIP

The following table sets forth the beneficial ownership of our common stock as of April 12, 2012 for each person or group that holds more than 5% of our common stock, for each director and executive officer and for our directors and executive officers as a group. To our knowledge, each person listed below that beneficially owns our shares has sole voting and dispositive power with regard to such shares and has not pledged any of the shares as security.

Name of Beneficial Owner[(1)]	Number of Shares Beneficially Owned[(2)]	Percent of All Shares[(3)]
Resource Real Estate Opportunity Advisor, LLC	93,389	0.8%
Jonathan Z. Cohen, Chairman of the Board	105,182	0.9%
Alan F. Feldman, Chief Executive Officer and Director	98,776[(4)]	0.9%
Kevin M. Finkel, Chief Operating Officer and President	94,284[(5)]	0.8%
Steven R. Saltzman, Chief Financial Officer, Senior Vice President and Treasurer	261	*
Shelle Weisbaum, Chief Legal Officer, Senior Vice President and Secretary	–	–
David E. Bloom, Senior Vice President	–	–
Gary Lichtenstein, Independent Director	1,030	*
Lee F. Shlifer, Independent Director	–	–
Thomas J. Ikeler, Independent Director	–	–
All directors and officers as a group	112,755	1.0%

* Less than 0.1%

(1) The address for each beneficial owner is One Commerce Square, 2005 Market Street, 15th Floor, Philadelphia, Pennsylvania 19103.

(2) As of April 12, 2012, Resource Real Estate Opportunity Advisor, LLC owns 93,389 shares of our outstanding stock. Our advisor is controlled by Jonathan Z. Cohen, Alan F. Feldman and Kevin M. Finkel. Our advisor exchanged 4,500 shares of common stock for 45,000 shares of our convertible stock and purchased 4,068 shares of our convertible stock that remain unsold upon completion of our private offering. In March 2011, five convertible shares were purchased by an eligible investor thereby reducing our advisor's balance by these shares. The actual number of shares of common stock which will be issuable upon conversion of the convertible stock, if any, is indeterminable at this time.

(3) Based on 11,167,404 shares of common stock outstanding as of April 12, 2012.

(4) Includes 5,387 shares held by an IRA for the benefit of Mr. Feldman.

(5) Includes 895 shares held by an IRA for the benefit of Mr. Finkel.

Section 16(a) Beneficial Ownership Reporting Compliance

Under U.S. securities laws, directors, executive officers and any persons beneficially owning more than 10% of our common stock are required to report their initial ownership of the common stock and most changes in that ownership to the SEC. The SEC has designated specific due dates for these reports, and we are required to identify in this proxy statement those persons who did not file these reports when due. Based solely on our review of copies of the reports filed with the SEC and written representations of our directors and executive officers, we believe all persons subject to these reporting requirements filed the reports on a timely basis in 2011 except that one report on Form 4 of Jonathan Z. Cohen, the Chairman of our Board of Directors, dated May 17, 2011 was inadvertently filed late.

PROPOSAL 1. ELECTION OF DIRECTORS

At the annual meeting, you and the other stockholders will vote on the election of all five members of our Board of Directors. Those persons elected will serve as directors until the 2013 annual meeting and until their successors are duly elected and qualified. The Board of Directors has nominated the following people for re-election as directors:

- Jonathan Z. Cohen
- Alan F. Feldman
- Gary Lichtenstein
- Lee F. Shlifer
- Thomas J. Ikeler

Each of the nominees for director is a current member of our Board of Directors. Detailed information on each nominee is provided on pages 14 through 16.

The appointed proxies will vote your shares of common stock as you instruct, unless you submit your proxy without instructions. In this case, they will vote FOR all of the director nominees listed above. If any nominee becomes unable or unwilling to stand for re-election, the Board may reduce its size or designate a substitute. If a substitute is designated, proxies voting on the original nominee will be cast for the substituted nominee.

Vote Required

Under our charter, a majority of the votes present in person or by proxy at the meeting is required for the election of the directors. This means that a director nominee needs to receive more votes for his or her election than against his or her election in order to be elected to the Board. Because of this majority vote requirement, **"withhold" votes and broker non-votes will have the effect of a vote against each nominee for director**. If an incumbent director nominee fails to receive the required number of votes for reelection, then under Maryland law, he or she will continue to serve as a "holdover" director until his or her successor is duly elected and qualified.

Whether you plan to attend the meeting and vote in person or not, we urge you to have your vote recorded. Stockholders have the following three options for submitting their votes by proxy: (1) via the internet, (2) by telephone or (3) by mail, using the enclosed proxy card. <u>Your vote is very important!</u> Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

Recommendation

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL NOMINEES LISTED FOR REELECTION AS DIRECTORS.

STOCKHOLDER PROPOSALS

Any proposals by stockholders for inclusion in proxy solicitation material for the next annual meeting must be received by our secretary, Shelle Weisbaum, at our executive offices no later than December 28, 2012. However, if we hold our annual meeting before June 11, 2013 or after August 10, 2013, stockholders must submit proposals for inclusion in our 2013 proxy statement within a reasonable time before we begin to print our proxy materials. The mailing address of our executive offices is One Commerce Square, 2005 Market Street, 15th Floor, Philadelphia, Pennsylvania 19103. If a stockholder wishes to present a proposal at the 2013 annual meeting, whether or not the proposal is intended to be included in the 2013 proxy materials, our bylaws require that the stockholder give advance written notice to our secretary by January 27, 2013.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the discretion of the proxy holder.